OFFERING STATEMENT ON FORM C

June 11, 2026

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1

BLUE MAHOE CAPITAL CARIBBEAN, INC.

A Florida Corporation
6000 Metrowest Blvd. Suite 206
ORLANDO, FL 32835
1(844) 342-6631

_____

COMMON STOCK
MINIMUM AMOUNT 3,000 AND MAXIMUM AMOUNT 500,000 SHARES AT $10.00 PER SHARE

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Blue Mahoe Capital Caribbean, Inc. ("Blue Mahoe Capital", the "Company", "we", "us", or "our") is conducting this offering of shares of its Common Stock (individually, a "Share", and collectively, the "Shares") on Form C (the "Offering Statement") through Silicon Prairie Capital Partners, LLC ("Silicon Prairie") in reliance upon an exemption from registration pursuant to Section 4(a)(6) and Regulation Crowdfunding (§227.100 et seq.) ("Reg CF") of the U.S. Securities Act of 1933, as amended (the "Securities Act"), promulgated by U.S. Securities and Exchange Commission (the "SEC").

Blue Mahoe Capital is a Florida corporation formed on March 9, 2026 by means of the conversion of Blue Mahoe Caribbean REIT LLC, which was originally formed on March 18, 2024. We intend to raise capital to fund the development and construction of affordable houses in Jamaica, with additional opportunities to be explored across the Caribbean.

Silicon Prairie is a funding portal registered with the SEC and FINRA, is not a registered broker-dealer, and does not give investment advice, endorsements, analyses, or recommendations with respect to any securities. All securities offered hereby, and all information included in this document, is the responsibility of the Company, and Silicon Prairie has not taken any steps to verify the adequacy, accuracy, or completeness of any information. Neither Silicon Prairie nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information in this document or the use of information in this document.

	Shares Offered	Price Per Share [1]	Gross Proceeds	Commissions [2]	Net Proceeds [3]
Minimum Offering	3,000	$10.00	$30,000	$1,500	$28,500
Maximum Offering	500,000	$10.00	$5,000,000	$180,000	$4,820,000
Minimum Investment [4]	10	$10.00	$100	$5	$95

(1) The purchase price is $10.00 per Share.

(2) The compensation to be paid to Silicon Prairie includes a listing fee and commissions based on the amount sold, as reflected in the tables in this Offering Statement.

(3) Excludes up to $30,000 and $100,000 of legal, accounting, and promotional expenses that may be incurred by the Company in connection with this offering in the minimum and maximum cases, respectively.

(4) Offering costs for the minimum investment include commissions of 5.00% of gross proceeds but exclude legal, accounting, and promotional expenses.

THE DATE OF THIS OFFERING STATEMENT ON FORM C IS JUNE 11, 2026

Additional Information

Questions, inquiries, and requests for information regarding the Company may be directed to:


David Mullings
Chairman, President and Chief Executive Officer
1-844-342-6631
david@bluemahoecapital.com
BLUE MAHOE CAPITAL CARIBBEAN, INC.
6000 Metrowest Blvd, Suite 206, Orlando, Florida 32835
bluemahoecapital.com


Disclaimers

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The SEC does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

The Company is filing this Form C pursuant to Regulation CF of the Securities Act, which requires that it files a report with the SEC annually and posts the report on its website at bluemahoecapital.com no later than 120 days after the end of each fiscal year covered by the report.

You should rely only on the information contained in this Offering Statement on Form C. We have not authorized anyone to provide you with information different from that contained herein. You should assume that the information contained in this Form C is accurate only as of the date hereof, regardless of the time of delivery. Our business, financial condition, results of operations, and prospects may have changed since such date.

The statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by:
(1) Being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended,

(2) Filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record,

(3) Filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000,

(4) The repurchase of all the securities sold pursuant to Regulation CF by the Company or another party, or

(5) The liquidation or dissolution of the Company.

Eligibility

The following are true for the Company, specifically it is:

- Organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation CF.
- Has filed with the SEC and provided to investors, to the extent required, the ongoing annual reports required by Regulation CF during the two years immediately preceding the filing of this Offering Statement, or for such shorter period that the Company was required to file such reports.
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Other Information

Neither the Company nor its Predecessor have previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation CF.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Forward Looking Statements

This Offering Statement on Form C and any documents incorporated by reference contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Offering Statement are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate", "estimate", "expect", "project", "plan", "intend", "believe", "may", "should", "can have", "likely", and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Offering Statement and any documents incorporated by reference are based on reasonable assumptions the Company has made considering its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this Offering Statement, you should understand that these statements are not guarantees of performance or results and involve risks, uncertainties, and assumptions, many of which are beyond the Company's control. Although the Company believes that its forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect actual operating and financial performance and may cause such to differ materially from that anticipated. Should one or more of these risks or uncertainties materialize, or should any assumptions prove incorrect or change, the Company's actual performance may vary materially from that projected in forward-looking statements.

Any forward-looking statement made by the Company in this Offering Statement, or any documents incorporated by reference, speaks only as of the date hereof. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to update any forward-looking statement, whether because of new information, future developments, or otherwise, except as may be required by law.

THE DATE OF THIS OFFERING STATEMENT ON FORM C IS JUNE 11, 2026

TABLE OF CONTENTS

EXECUTIVE SUMMARY

We are a corporation focused on real estate development and ownership with an initial emphasis on affordable housing opportunities in Jamaica. Our investment geographic focus is expected to be the Caribbean, beginning with Jamaica. Our management team has identified multiple opportunities to build housing in Jamaica and to acquire real estate expected to generate income. Our phase 1 focus is building affordable houses while considering the United Nations Sustainable Development Goals when assessing projects. Jamaica has a significant housing deficit and affordability remains a major challenge. Our goal is to generate a reasonable return on invested capital through the development and sale of housing and the acquisition of income-producing real estate.

The Company has signed memoranda of understanding with multiple developers in Jamaica, which we have vetted and believe to be reliable. The various developers have completed the design and construction of 1-bedroom and 2-bedroom model houses in the Negril and Old Harbour areas. The 1-bedroom houses in Old Harbour are expected to have a selling price of J$8 million (approximately US$51,000) and, using the prefab approach, our partners expect to deliver those houses at an estimated cost of approximately US$25,000 per unit, assuming that material and labor costs do not increase. Qualified purchasers will be able to receive up to J$7.5 million per person for their purchase from Jamaica's National Housing Trust (N.H.T.), which also provides preferential-rate mortgages to qualified participants. The 2-bedroom houses in Negril have a construction cost of US$75,000 and will be sold to the N.H.T. for US$103,000 or on the open market for US$135,000. Over 70,000 Jamaicans are currently qualified for an N.H.T. mortgage.

Phase A of 200 1-bedroom houses was initially announced in an interview and, to date, 287 individuals have signed up for a waiting list. This projected cost structure provides a comfortable margin for cost increases while still keeping the selling price steady and delivering an affordable starter home to Jamaicans from all walks of life, especially the underserved community of teachers, nurses, and public servants.

The Company has identified other opportunities to build additional houses across Jamaica and continues to conduct due diligence to build a pipeline of potential projects. The Company is also evaluating an agriculture opportunity that could contribute to food security in Jamaica, but no final investment decision has been made.

Opportunities from other countries, including Guyana, The Bahamas, Barbados, Turks and Caicos and the Organization of Eastern Caribbean States (OECS) are being presented to the management team for consideration in Phase 2 of deploying capital across the region and supporting regional economic development.

The table below summarizes the Company's current project pipeline in Jamaica, including the location, scale, and present status of land control, permitting, design, and investment for each project. These pipeline metrics are presented for informational purposes only and do not represent binding commitments to proceed with any particular project on the timetable shown.

PROJECT	LOCATION	SIZE	PHASES
Retreat	Negril, Jamaica	109 units	Land Control: **Complete** Permitting: **Complete** Designs: **Complete** Investment: **Not Started**
Penn Village	Old Harbour, Jamaica	700 units	Land Control: **Complete** Permitting: **In Progress** Designs: **Complete** Investment: **Started**
Montpelier Estates	Yallahs, Jamaica	500 units	Land Control: **Complete** Permitting: **In Progress** Designs: **In Progress** Investment: **Not Started**
Ironshore	Montego Bay, Jamaica	To Be Determined	Land Control: **Complete** Permitting: **Not Started** Designs: **In Progress** Investment: **Not Started**
Bernard Lodge	St. Catherine, Jamaica	350 units	Land Control: **Complete** Permitting: **In Progress** Designs: **In Progress** Investment: **Not Started**
Whitehouse	Whitehouse, Jamaica	115 acres	Land Control: **Complete** Permitting: **Not Started** Designs: **Not Started** Investment: **Not Started**
Discovery Bay	Discovery Bay, Jamaica	9 acres	Land Control: **Complete** Permitting: **Not Started** Designs: **In Progress** Investment: **Not Started**

Blue Mahoe Capital is led by a core management team of four (4) persons:
• David Mullings, MBA - Chairman and Chief Executive Officer;
• Ken Pischel - Chief Financial Officer;
• Robert Mullings, MBA - Chief Operating Officer;
• Cezar Cunningham, MBA - Head of Real Estate

Currently, the Company is being financially supported by Blue Mahoe Holdings Ltd., and consulting services are provided by Blue Mahoe Investment Management LLC. The Company has also raised capital through a SAFE from Blue Mahoe Capital Appreciation Ltd., a Jamaica-based investment holding company, to cover offering costs and basic operating expenses. A total of 1,000,000 shares have been issued to Skywalker Holdings (Bahamas), Ltd. in return for capital contributions, intellectual property, an investor database, use of trademarks, management contracts, and the initial real estate pipeline used to commence operations and capital raising.

The Company has purchased a life insurance policy on David P.A. Mullings from Northwestern Mutual for US$5 million. The policy is valid for 20 years and the funds are intended to ensure that the Company can function properly by hiring additional qualified staff in the event of his passing and to provide some protection for investor capital being raised.

The Company currently has one (1) full-time employee and four (4) consultants. It is headquartered at 6000 Metrowest Blvd, Suite 206, Orlando, Florida 32835. Its telephone number is 1-844-342-6631, its general email address is info@bluemahoecapital.com, and its website is bluemahoecapital.com.

BUSINESS AND REGULATORY STATUS

The Company's current project pipeline in Jamaica is at varying stages of land control, permitting, design, and investment. As summarized in the project table above, some projects have completed permitting, while others remain in progress or have not yet started. These pipeline metrics are presented for informational purposes only and do not represent binding commitments to proceed with any particular project on the timetable shown.

THE OFFERING & PLAN OF DISTRIBUTION

The following summary relates to the terms of the Common Stock offered by the Company and is not intended to be a complete description of such terms. This summary is qualified in its entirety by the organizational documents of the Company including its Certificate of Incorporation.

The Securities:

The Company is a Florida corporation converted from an LLC on March 9, 2026 and is governed by the terms and conditions of its Certificate of Incorporation and Bylaws. Under the provisions of such documents, as of May 1, 2026, Blue Mahoe Capital had a single class of capital stock authorized, consisting of 10,000,000 shares of voting Common Stock with a par value of $0.0001 per share, of which 2,250,000 shares were issued and outstanding.

Blue Mahoe Capital is offering a minimum of 3,000 and up to a maximum of 500,000 shares of Common Stock (each, a "Share", and collectively, the "Shares") at a price of $10 per Share (the "Offering"). The "Minimum Offering" is therefore $30,000 and the "Maximum Offering" is $5,000,000. The minimum investment per investor is 10 Shares or $100.00.

	Shares	Percent of Shares	Price per Share	Total Shares	Percent of capital
Minimum Offering					
Shares outstanding	2,250,000	99.87%	$0.011	$25,000	45.45%
New investors	3,000	0.13%	$10.00	$30,000	54.55%
Total / wtd avg	2,253,000	100.00%	$0.013	$55,000	100%
Maximum Offering					
Shares outstanding	2,250,000	81.81%	$0.011	$25,000	0.5%
New investors	500,000	18.18%	$10	$5,000,000	99.5%
Total / wtd avg	2,750,000	100.00%	$1.827	$5,025,000	100%

The Shares sold in this Offering will be subject to the transfer restrictions described below and to applicable federal securities laws.

The price of the Shares was determined solely by the Company's management and board of directors and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

We may require additional capital in the future to continue our planned operations and support our growth. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. We may authorize and sell preferred stock, Common Stock, convertible securities, or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell such securities in more than one transaction, investors may be materially diluted by subsequent sales. These sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to our existing stockholders.

Investor Perks: No perks are being offered to investors.

Sources & Uses of Funds: In general, the funds from this offering will be used to build and deliver affordable homes in Negril, Old Harbour and Yallahs, Jamaica as well as any other approved developments, or for acquiring real estate with a view to generating rental income. Specifically, the Company will use the proceeds of the Offering as shown below. Pending such uses, the net proceeds of the offering will be held as cash or cash equivalents.

The table below summarizes the sources and uses of funds from the Offering:

	Minimum Offering	Maximum Offering
Sources of Funds		
Total Shares Sold	3,000	500,000
Price Per Share ($)	$10	$10
Total sources (gross sales proceeds)	$30,000	$5,000,000
Uses of Funds		
Land preparation	$8,800	$1,000,000
Construction of first 100 houses	-	$2,500,000
General corporate purposes	$10,000	$600,000
Reserve capital	$7,500	$568,000
Intermediary Fees (1)	$1,500	$180,000
Legal, accounting, promotions and other costs	$2,200	$152,000
Total financing costs	$3,700	$332,000

	Minimum Offering	Maximum Offering
Total Uses	$30,000	$5,000,000

Note

1 - Silicon Prairie crowdfunding portal services fee schedule:

Listing fee.. $3,500
Securities previously sold... $0
Minimum commission dollars..$0

Securities sold (Gross sales proceeds)

				Minimum	Maximum
Bracket	From	To	Commission Rate	Minimum Commission	Maximum Commission
First Bracket	-	$1,000,000	5.00%	$1,500	$50,000
Second Bracket	$1,000,000	$2,000,000	4.00%	-	$40,000
Third Bracket	$2,000,000	$5,000,000	3.00%	-	$90,000
Commission dollars				$1,500	$180,000
Listing fee dollars				$3,500	$3,500
Total fees				$5,000	$183,500
Sale proceeds, net of fees				$25,000	$4,816,500
Total fees, percent of securities sold				16.67%	3.67%

Capitalization: The table below summarizes the actual and pro forma capitalization of the Company as of March 31, 2026.

As of March 31, 2026

	Minimum Offering			Maximum Offering		
	Actual	Adjustments	Proforma	Actual	Adjustments	Proforma
Cash and cash equivalents	$21,225	$25,000	$51,225	$21,225	$5,000,000	$5,021,225
Accounts receivable	-	-	-	-	-	-

	Minimum Offering			Maximum Offering		
	Actual	Adjustments	Proforma	Actual	Adjustments	Proforma
Prepaid expenses and other	-	-	-	-	-	-
Total Assets	$21,225	$25,000	$51,225	$21,225	$5,000,000	$5,021,225
Total current liabilities	-	-	-	-	-	-
Total long term liabilities	$10,000	-	-	$10,000	-	-
Total liabilities	$10,000	-	$0	$10,000	-	$0
Common Stock	$0	-	$0	$0	-	$0
Additional paid-in capital	$0	$30,000	$30,000	$0	$5,000,000	$5,000,000
Retained earnings (deficit)	$0	$(5,000)	$(5,000)	$0	$(183,500)	$(183,500)
Total equity	$11,225	$25,000	$36,225	$11,225	$4,816,500	$4,816,500
Total liabilities & equity	$21,225	$30,000	$51,225	$21,225	$5,000,000	$5,021,225

The Intermediary: The Offering is being conducted through Silicon Prairie Capital Partners, LLC ("Silicon Prairie"), a funding portal registered with the SEC and FINRA. The compensation to be paid to Silicon Prairie includes a listing fee of $3,500 plus commissions of 5.00% of the amount sold from $0 to $1,000,000.00 plus 4.00% of the amount sold between $1,000,000.01 and $2,000,000.00 plus 3.00% of the amount sold between $2,000,000.01 and $10,000,000.00. Because the maximum amount of this Offering is $5,000,000, the 1.00% fee tier for amounts sold over $10,000,000.01 is not expected to apply to this Offering. Total commissions earned on any particular financing are based on cumulative lifetime raises with Silicon Prairie which, in the case of the Company, total $0 at March 31, 2026.

The Offering:

The Offering Period will expire on May 1, 2027 at 11:59 pm Central Time (the "Offering Deadline"), subject to extension for additional periods at the discretion of the Company. If we raise at least the Minimum Offering prior to the Offering Deadline, the ending date of the Offering Period may be accelerated; provided that the Offering Period must be at least 21 days. Investors that have committed funds will be notified of any such change at least five business days prior to the new end date.

Silicon Prairie will notify investors via the campaign page when the Minimum Offering amount has been met.

If we reach the Minimum Offering amount before the Offering Deadline, we may conduct the first of multiple or rolling closings of the offering early. Thereafter, we may continue the offering and conduct additional closings until the Maximum Offering is achieved, or the Offering Deadline is reached.

Oversubscriptions will be allocated on a first-come, first-served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Investor Qualifications:	Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.
How to Subscribe:	The minimum subscription is for 10 Shares or $100.00. The Company reserves the right to accept or reject subscriptions from potential investors for any reason. A minimum of 3,000 Shares must be sold in order for the Company to accept any subscriptions.
	There are no fees to open an investment account on the Portal or to make an investment in the Shares. In order to subscribe for Shares, a prospective investor must complete and execute a Subscription Agreement, the form of which is attached hereto as "Exhibit D – Subscription Agreement."
	If the Company rejects a requested subscription for any reason, a full refund, without deduction or interest, will be made. After such a refund has been made, the Company and its directors, officers, and agents will have no further liability to the prospective investor.
	More detailed instructions appear on the Instructions page immediately preceding the Subscription Agreement.
	Each properly completed and tendered subscription constitutes an irrevocable offer to purchase Shares for thirty (30) calendar days, unless sooner accepted or rejected by the Company in its sole discretion.
Material Changes:	If the Company determines that there are any material changes to the Offering, investors will be notified of such change and given instructions to reconfirm their commitment within five (5) business days. If an investor does not reconfirm their commitment within such a period, the subscription will be canceled, and funds will be returned.
	In the event the Company fails to reach the Minimum Offering, any investment commitments will be canceled, and funds will be returned to the investors.
Closing & Escrow Process:	Investors that have signed Subscription Agreements to purchase equity will pay their committed investment amount into a non-interest bearing escrow account maintained by Silicon Prairie with Luminate Bank of St Louis Park, MN. Payment instructions are available on the Portal during the investment process.
	Silicon Prairie will notify the Company and investors when the Minimum Offering has been met. Unless the Company raises at least the minimum amount, no securities will be sold in this Offering, investment commitments will be canceled, and committed funds will be returned.
	To purchase the Securities, you must complete the purchase process through our intermediary, Silicon Prairie Capital Partners, LLC (the "Intermediary"). All committed funds will be held in escrow with Luminate Bank (the "Escrow Agent") until the Target Offering Amount has been met or

exceeded, at which point eligible funds will be disbursed to the issuer on a rolling basis while the offering continues to accept additional investments.

Name of qualified third party "Escrow Agent" which the Offering will utilize: Luminate Bank

Investor funds will be held in a separate account at Luminate Bank until the target offering amount has been met or one or more closings occur. Investors may cancel an investment commitment until 48 hours prior to the applicable Offering Deadline or closing, whichever comes first, using the cancellation mechanism provided by the Intermediary.

If an investor does not cancel an investment commitment before the applicable cancellation deadline, funds will be released to the Company upon closing and the investor will receive Securities in exchange for the investment. If a material change is made to the Offering and an investor does not reconfirm the investment commitment within the period specified in the notice of material change, the investment commitment will be canceled and the committed funds will be returned.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

NOTICE REGARDING ESCROW AGENT LUMINATE BANK, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Restrictions on Transfer:

The Shares may not be transferred by any investor during the one-year period beginning when issued, unless:
1. To the Company;
2. To an accredited investor;
3. As part of an offering registered with the SEC; or
4. To a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

In addition, there is no ready market for the Shares, and it may be difficult or impossible for an investor to sell or otherwise dispose of them. See "Risk Factors - *There are significant restrictions on the transferability of our securities.*"

Governing Law:

The Offering will be governed by the laws of the State of Florida.

Tax Matters

Each prospective investor should consult his or her own tax advisor regarding the federal, state, local, and non-U.S. tax consequences, if any, of purchasing, owning, and disposing of the Shares.

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[2] The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter- in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

RISK FACTORS

THE STATEMENTS IN THIS SECTION DESCRIBE THE MOST SIGNIFICANT RISKS TO OUR BUSINESS AND SHOULD BE CONSIDERED CAREFULLY IN CONJUNCTION WITH THE REST OF THIS OFFERING STATEMENT.

IN ADDITION, CERTAIN STATEMENTS IN THIS OFFERING STATEMENT INCLUDE "FORWARD-LOOKING STATEMENTS" AS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE UNCERTAINTIES THAT COULD SIGNIFICANTLY IMPACT RESULTS.

THE FOLLOWING IS A CAUTIONARY DISCUSSION OF RISKS, UNCERTAINTIES, AND ASSUMPTIONS THAT WE BELIEVE ARE MATERIAL TO OUR BUSINESS. IN ADDITION TO THOSE DISCUSSED ELSEWHERE IN THIS OFFERING STATEMENT, THE FOLLOWING ARE SOME OF THE IMPORTANT FACTORS THAT, INDIVIDUALLY OR IN THE AGGREGATE, WE BELIEVE COULD MAKE OUR ACTUAL RESULTS DIFFER MATERIALLY FROM THOSE DESCRIBED IN ANY FORWARD-LOOKING STATEMENTS.

IT IS IMPOSSIBLE TO PREDICT OR IDENTIFY ALL SUCH FACTORS AND, AS A RESULT, YOU SHOULD NOT CONSIDER THE FOLLOWING FACTORS TO BE A COMPLETE DISCUSSION OF RISKS, UNCERTAINTIES, AND ASSUMPTIONS.

Risks Related to the Company's Business & Financial Condition

We have a limited operating history and our future profitability is uncertain.

We were formed in March 2024 and have a limited operating history. We have not generated any operating revenues to date. As such, we have a limited operating history upon which an evaluation of our success or failure can be made. There is no assurance that our business plan will receive or achieve market acceptance or that we will achieve profitable operations in the future.

Our likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with development and expansion of a new business enterprise. We are subject to many risks common to companies with limited operating histories, including, but not limited to, limited capital, reliance on key personnel, possible delays in the implementation of our business plan, uncertain markets, a competitive environment and difficulty addressing unanticipated problems, delays and expenses. If we are unable to achieve profitability, we may be unable to continue our operations and the market value of our common stock will likely experience significant decline.

We are an early stage company with a limited operating history, which makes it difficult to evaluate our current business and future prospects and may increase the risk of your investment.

There is no assurance that an investment in us or in a company we form will be profitable or will have economic value. There is no assurance that our investments will be profitable and there is a substantial risk that our losses and expenses will exceed our income and gains. Consequently, there can be no assurance that we will be able to liquidate our investments on favorable terms, if at all.

Our business plan and maintaining and expanding operations will require us to seek additional capital.

We will require additional capital in the future if we fail to successfully execute our business plan, and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests, and the per-share value of our outstanding stock could decline. Moreover, any new equity securities we issue could have rights, preferences, and privileges senior to those of holders of our outstanding stock. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness and force us to maintain specified liquidity or other ratios.

If we need additional capital and cannot raise or otherwise obtain it on acceptable terms, we may not be able to, among other things:

• maintain or increase our product and service offerings;

- develop or introduce product enhancements;

- continue to expand our development, sales and marketing, and general and administrative organizations;

- acquire complementary technologies or businesses;

- expand our operations;

- hire and retain management, administrative staff, or other employees; or

- respond to competitive pressures or unanticipated working capital requirements.

Our cash and cash equivalents may not be sufficient to fund our operating expenses, capital equipment requirements, and other expected liquidity requirements.

Our future capital requirements will depend on a number of factors, including our success in developing and expanding markets for our products, payments under possible future strategic arrangements, continued progress of our research and development of potential products, the need to acquire licenses to new technology, costs associated with increasing our manufacturing and development facilities, costs associated with strategic acquisitions including integration costs and assumed liabilities, litigation expense, the status of competitive products, and potential cost associated with both protecting and defending our intellectual property. Additionally, actions taken because of the ongoing internal evaluation of our business could result in expenditures that are not currently contemplated. Factors that could affect our capital requirements, in addition to those listed, include continued collections of accounts receivable consistent with our historical experience and our ability to manage product development efforts.

We may be exposed to fluctuations in currency exchange rates, which could negatively affect our results of operations.

We may employ hedging techniques to minimize certain investment risks, such as fluctuations in interest and currency exchange rates, but we can offer no assurance that such strategies will be effective. If we engage in hedging transactions, we may expose ourselves to risks associated with such transactions. We may utilize instruments such as currency options and interest rate swaps, caps, collars and floors to seek to hedge against fluctuations in the relative values of our portfolio positions from changes in currency exchange rates and market interest rates. Hedging against a decline in the values of our portfolio positions does not eliminate the possibility of fluctuations in the values of such positions or prevent losses if the values of such positions decline. Such hedging transactions may also limit the opportunity for gain if the values of the portfolio positions should increase. Moreover, we may not be able to enter into a hedging transaction at an acceptable price. The success of our hedging transactions depends on our ability to correctly and accurately predict movements, currencies and interest rates. Therefore, while we may enter into such transactions to seek to reduce currency exchange rate and interest rate risks, unanticipated changes in currency exchange rates or interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions.

We may not generate meaningful revenues or achieve profitability and may be unable to continue as a "going concern"; our inability to generate revenues and profits will adversely affect our business and the value of your investment.

Our future performance will depend in large part upon our ability to provide products that are priced more attractively, and superior in quality to those provided by our competitors. However, many of our competitors are better positioned to take advantage of the current demand for products similar to ours. In addition, competitive pressures may necessitate price reductions, which can adversely affect revenues and profits. If we are not competitive in our ongoing product development and marketing efforts, we may be unsuccessful as a company. We cannot guarantee that competitors will not introduce comparable or superior products, which are priced more favorably than ours, or that we will operate profitably in the future.

Most of our actual and potential competitors have greater name recognition, financial, technical, and marketing resources, and more extensive customer bases and industry relationships than we do, all of which could be leveraged to gain market share to our detriment. Increased competition may result in reduced operating margins, loss of market share and diminished value of our brand. We may be unable to compete successfully against current and future competitors. In order to respond to changes in the competitive environment, we may, from time to time, make pricing or marketing decisions that could harm our business. For example, we may implement promotional campaigns, or reduce our pricing to remain competitive.

Raw material and labor shortages and price fluctuations could delay or increase the cost of home construction and adversely affect our operating results.

The homebuilding industry is vulnerable to raw material and labor shortages and has from time-to-time experienced such shortages. In particular, shortages and fluctuations in the price of lumber or in other important raw materials could result in delays in the start or completion of, or increase the cost of, developing one or more of our residential communities. Pricing for labor and raw materials can be affected by various national, regional, local, economic and political factors. The cost of labor may be adversely affected by changes in immigration laws and trends in labor migration. In addition, increased demand could increase material and labor costs. Sustained increases in construction costs may, over time, erode our margins, and impact our total contract or delivery volumes.

Interest rates increased substantially in fiscal years 2022 and 2023 and may continue to increase. Because almost all of our customers require mortgage financing, increases in interest rates or the decreased availability of mortgage financing could considerably impair the affordability of our homes, lower demand for our products, and limit our marketing effectiveness.

Virtually all of our customers finance their acquisitions through lenders providing mortgage financing. Mortgage rates, up until recently, had been historically low, which made the homes we sell more affordable. However, mortgage rates have more than doubled since early fiscal year 2022. When interest rates increase, the cost to own a home increases, which reduces the number of potential homebuyers who can obtain mortgage financing and can result in a decline in the demand for our homes. We cannot predict whether interest rates will continue to rise, or the paces of the increases, but further increases would likely have a considerable impact on housing demand.

Increases in interest rates (or the perception that interest rates will rise, including as a result of government actions) have, and could continue to, increase the costs of obtaining mortgages, decrease the availability of mortgage financing, and lower demand for new homes because of the increased monthly mortgage costs and cash required to close on mortgages for potential home buyers. Even if potential customers do not need financing, changes in interest rates and mortgage availability could make it harder for them to sell their existing homes to potential buyers who need financing. This could prevent or limit our ability to attract new customers.

Any limitations or restrictions on the availability of mortgage financing (including due to any failure of lawmakers to agree on a budget or appropriation legislation to fund relevant programs or operations or as a result of instability in the banking sector) could reduce our sales.

The homebuilding industry is significantly affected by changes in weather, natural disasters, infrastructure limitations, and other environmental conditions, and resulting governmental regulations and increased focus by stakeholders on sustainability issues.

Weather conditions and man-made or natural disasters such as hurricanes, tornadoes, earthquakes, floods, prolonged precipitation, droughts, fires and other environmental conditions have harmed the homebuilding industry in the past and may harm us in the future. On October 28, 2025, Hurricane Melissa made landfall in Jamaica as a Category 5 storm, bringing widespread flooding, structural damage to homes and infrastructure, and significant disruptions to transportation, communications and power networks. Such events can interrupt supply chains, restrict access to construction sites, damage partially completed projects and inventories, increase labor and material costs, and delay permitting, inspections and utility connections. Additionally, other coastal areas where we operate face increased risks of adverse weather or natural disasters.

In addition, there is a growing concern from advocacy groups and the general public that the emissions of greenhouse gases and other human activities have caused, or will cause, significant changes in weather patterns and temperatures and the frequency and severity of natural disasters. Government mandates, standards and regulations enacted in response to projected climate-change impacts could result in restrictions on land development in certain areas or increased energy, transportation and raw material costs that may adversely affect our financial condition and results of operations. These concerns have also resulted in increasing government, investor and societal attention to environmental, social, and governance ("ESG") matters, including expanding mandatory and voluntary reporting, diligence, and disclosure on topics such as climate change, waste production, water usage, human capital, labor, and risk oversight, and could expand the nature, scope, and complexity of matters that we are required to control, assess, and report. Natural disasters and related infrastructure disruptions could also impair transportation, utilities, permitting, inspections, and banking or payment systems, which could delay construction activity, home closings, collections, and the Company's access to capital.

Our success depends on the availability of suitable undeveloped land and improved lots at acceptable prices and our having sufficient liquidity to fund such investments.

Our success in developing land and in building and selling homes depends in part upon the continued availability of suitable undeveloped land and improved lots at acceptable prices. The homebuilding industry is highly competitive for land that is suitable for residential development and the availability of undeveloped land and improved lots for purchase at favorable prices depends on a number of factors outside of our control, including the risk of competitive overbidding on land and lots, geographical or topographical constraints and restrictive governmental regulation. Should suitable land opportunities become less available, our ability to implement our strategies and operational actions would be limited and the number of homes we may be able to build and sell would be reduced, which would reduce revenue and profits. In addition, our ability to make land purchases will depend on us having sufficient liquidity to fund such purchases. We may be at a disadvantage in competing for land compared to others who have more substantial cash resources.

We rely on subcontractors to construct our homes and may incur costs or losses if these subcontractors fail to properly construct our homes or manage and pay their employees, or if products supplied to us by subcontractors are defective.

We engage subcontractors to perform the actual construction of our homes and, in some cases, to select and obtain building materials. Therefore, the timing and quality of our construction depends on the availability, skill, and cost of our subcontractors. Despite our quality control efforts, we may discover that our subcontractors failed to properly construct our homes or may use defective materials, which, if widely used in our business, could result in the need to perform extensive repairs to large numbers of homes. The occurrence of such events could require us to repair the homes in accordance with our standards and as required by law. The cost of complying with our warranty obligations may be significant if we are unable to recover the cost of repairs from subcontractors, materials suppliers and insurers. In addition, the cost of satisfying our legal obligations in these instances may be significant, and we may be unable to recover the cost of repair from subcontractors and insurers.

We also can suffer damage to our reputation, and may be exposed to possible liability, if subcontractors fail to comply with applicable laws, including laws involving actions or matters that are not within our control. When we learn about possibly improper practices by subcontractors, we attempt to cause the subcontractors to discontinue them and may terminate the use of such subcontractors. However, attempts at mitigation may not avoid claims against us relating to actions of or matters relating to our subcontractors that are out of our control. For example, although we do not have the ability to control what these independent subcontractors pay their own employees, or their own subcontractors, or the work rules they impose on such personnel, federal and state governmental agencies, have sought, and may in the future seek, to hold contracting parties like us responsible for subcontractors' violations of wage and hour laws, or workers' compensation, collective bargaining and/or other employment-related obligations related to subcontractors' workforces. Governmental agency determinations or attempts by others to make us responsible for subcontractors' labor practices or obligations, could create substantial adverse exposure for us in these types of situations even though not within our control.

Changes in economic and market conditions could result in the sale of homes at a loss or holding land in inventory longer than planned, the cost of which can be significant.

Land inventory risk can be substantial for homebuilders. We must continuously seek and make acquisitions of land for expansion into new markets and for replacement and expansion of land inventory within our current markets. We incur many costs even before we begin to build homes in a community. Depending on the stage of development of a land parcel when we acquire it, these may include costs of preparing land, finishing and entitling lots, installing roads, sewers, water systems and other utilities, taxes and other costs related to ownership of the land on which we plan to build homes. The market value of undeveloped land, buildable lots and housing inventories can fluctuate significantly as a result of changing economic and market conditions. In the event of significant changes in economic or market conditions, we may have to sell homes at a loss or hold land in inventory longer than planned. In the case of land options, we could choose not to exercise them, in which case we would write-off the value of these options. Inventory carrying costs, including the costs of holding homes, can be significant and can result in losses in a poorly performing project or market.

We are highly dependent upon certain key personnel.

Our success is dependent on the efforts and retention of David Mullings, our CEO and Chairman of the board. Our success will also depend, in part, upon our ability to hire and retain management, sales, marketing, and research personnel who are in high demand and are often subject to competing employment opportunities. Our inability to hire or retain key management, sales, marketing, or research personnel could have a material adverse effect on us. Failure to establish and maintain an effective management team and work force could adversely affect our ability to operate, grow and manage our business.

We cannot be certain that additional financing will be available on reasonable terms when needed, or at all, which could seriously harm our business.

We have incurred significant net losses and negative cash flow from operations in prior periods. As a result, we need additional financing. Our ability to obtain additional financing when required will depend on investor demand, our operating performance, the condition of the capital markets, and other factors. Therefore, we cannot assure investors that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-linked securities, or debt, those instruments may have rights, preferences, or privileges senior to the rights of our Common Stock, and our existing stockholders may experience dilution.

Our ongoing success is dependent upon the continued availability of employees.

We are dependent in our operations on the continued availability of the services of our employees, many of whom are individually key to our current and future success, and the availability of new employees to implement our growth plans. The market for skilled employees is highly competitive. While our compensation programs are intended to attract and retain the employees required for us to be successful, ultimately, we may not be able to retain the services of all of our key employees or a sufficient number to execute on our plans. In addition, we may not be able to continue to attract new employees as required.

Cyber security risks could expose us to liability and damage our reputation and business.

We expect to rely on technology in virtually all aspects of our business. Certain of our information systems may be subject to computer viruses, malicious codes, unauthorized access, phishing efforts, denial-of-service attacks and other cyber-attacks. A significant disruption or failure of our technology systems could result in service interruptions, safety failures, security events, regulatory compliance failures, an inability to protect information and assets against unauthorized users and other operational difficulties. Attacks perpetrated against our systems could result in loss of assets and critical information and expose us to litigation, remediation costs and reputational damage.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under §404 of the Sarbanes- Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if it becomes necessary to perform the system and process evaluation, testing, and remediation required to comply with the management certification and auditor attestation requirements of Sarbanes-Oxley.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not meet our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber-attacks", and other malicious activity, as well as natural disasters, power outages, terrorist attacks, and similar events. Such events could have an adverse impact on us, including degradation of service, service disruption, excessive call volume, and damage to our data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Risks Related to Our Securities

We can provide no assurance as to our future financial performance or the investment result of a purchase of our securities.

Any projected results of operations involve significant risks and uncertainties, should be considered speculative, and depend on various assumptions which may not be correct. The future performance of the Company and the return on our securities depends on a complex series of events that are beyond our control and that may or may not occur. Actual results for any period may or may not approximate any assumptions that are made and may differ significantly from such assumptions. We can provide no assurance or prediction as to our future profitability or to the ultimate success of an investment in our securities.

Because we have broad discretion and flexibility as to the use of the net proceeds from our securities offerings, you may disagree with the ways we use such proceeds.

We intend to use the net proceeds from this Offering for development of housing in Jamaica, operating expenses, and working capital, substantially in the categories described under "Sources & Uses of Funds." Management will retain discretion in applying proceeds among those categories based on project timing, permitting, construction needs, and market conditions. If we do not use funds effectively, our business, financial condition, operating results, and cash flow could be materially adversely affected.

If we experience rapid growth and are not able to manage it successfully, this could adversely affect our business, financial condition, and results of operations.

Rapid growth will place a significant strain on our financial, operational, and managerial resources. While we engage in strategic and operational planning to adequately manage anticipated growth, there can be no assurance that we will be able to implement and subsequently improve operations and financial systems successfully and in a timely manner to fully manage our growth. There can be no assurance that we will be able to manage our growth and any inability to successfully manage growth could materially adversely affect our business, financial condition, and results of operation.

Because there are no existing markets for our securities, the valuations at which we complete sales may not be indicative of the market value of our securities, which may decrease significantly.

There are currently no public markets for our securities, and active trading markets may not develop or be sustained in the foreseeable future. The valuations under which offerings are made may not be indicative of the market price for our securities after the financing. If our shares become publicly traded, we cannot predict the extent to which investor interest in our Company will lead to the development of an active trading market, and the lack of an active market might reduce the value of your holdings and impair your ability to sell your interests at the time or at a price at which you wish to sell them.

Our securities offerings will not be reviewed by securities agencies.

The offer and sale of our securities has not been approved or disapproved by the SEC or any state regulatory agencies, and no regulatory body passed upon or endorsed the accuracy, adequacy, or completeness of our disclosure. Accordingly, prospective investors must rely on their own examination of such documents, including, without limitation, the merits of, and risks involved in, acquiring the securities.

There are significant restrictions on the transferability of our securities.

The Shares are "restricted securities" under the Securities Act and cannot be resold or otherwise transferred unless they are registered under the Securities Act and any applicable state securities laws or are transferred in a transaction exempt from such registration. Consequently, each investor's ability to control the timing of the liquidation of their investment in the Company may be restricted. Investors should be prepared to hold their securities for an indefinite period.

There is no market, and there may never be a market for any of the Company's securities.

There is no public trading market whatsoever for our securities, including our Common Stock. The shares are not quoted in the over-the-counter markets or listed on any stock exchange. Therefore, outstanding shares cannot be offered, sold, pledged, or otherwise transferred except in privately arranged transactions and then only if the transaction complies with certain terms and conditions. The Company provides no assurance that active trading markets will develop in the future and if you purchase our securities, you may not be able to resell them.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale will provide liquidity for security holders. Furthermore, the Company may be unable to register securities for resale for legal, commercial, regulatory, market-related, or other reasons, and therefore, you could be unable to sell our securities.

If we were to be deemed to be an investment company, we may be required to institute burdensome compliance requirements and our activities may be restricted.

If we were to be deemed to be an investment company under the Investment Company Act, we may be subject to certain restrictions that may make it more difficult for us to complete a business combination, including:

- restrictions on the nature of our investments; and

- restrictions on the issuance of securities.

In addition, we may have imposed upon us certain burdensome requirements, including:

- registration as an investment company;

- adoption of a specific form of corporate structure; and

- reporting, record keeping, voting, proxy, compliance policies and procedures and disclosure requirements and other rules and regulations.

Compliance with these additional regulatory burdens would require additional expense for which we have not allotted.

Risks Related to Governance & Ownership of the Company

The Company's directors and officers are indemnified by the Company.

The Company's organizational documents provide for the indemnification of its directors and officers and, to the extent permitted by law, eliminate or limit their personal liability to the Company and its stockholders for monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with any securities offerings insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Your ownership may be diluted if additional capital stock is issued to raise capital, to finance acquisitions, or in connection with strategic transactions.

We expect that significant additional capital will be needed in the future to continue our planned operations. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. We may sell preferred stock, common stock, convertible securities, or other equity securities in one or more transactions at prices, and in a manner, we determine from time to time. If we sell preferred stock, common stock, convertible securities, or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. These sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to our existing stockholders.

The concentration of our common stock ownership by our current management and certain affiliates will limit your ability to influence corporate matters.

As of May 1, 2026, our directors and officers beneficially own and can vote, in the aggregate, 53.32% of our outstanding Common Stock. As such, these persons can exert significant influence over all corporate activities, including the election or removal of directors and the outcome of tender offers, mergers, proxy contests, or other purchases of our Common Stock that could give our stockholders the opportunity to realize a premium over the then-prevailing market price for their shares. This concentrated control will limit your ability to influence corporate matters and, as a result, we may take actions that our stockholders do not view as beneficial. In addition, such concentrated control could discourage others from initiating changes of control. In such cases, the perception of our prospects in the market may be adversely affected and the market price of our Common Stock may decline.

IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO UNCERTAINTIES NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE EVERYTHING THAT MAY AFFECT US. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER IT WILL SUCCESSFULLY EXECUTE ITS CURRENT BUSINESS PLAN. IN REVIEWING THIS OFFERING STATEMENT, INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

MANAGEMENT

Blue Mahoe Capital is a Florida corporation originally organized as Blue Mahoe Caribbean REIT LLC on March 18, 2024 and converted into a corporation on March 9, 2026. Pursuant to the terms and conditions of its Certificate of Incorporation and Bylaws, it is governed by a board of directors (the "Board"). The Board has not established any committees. Directors hold office until the election and qualification of their successors. Officers are appointed by the Board and serve at its discretion.

All of our directors hold office until the next annual meeting of stockholders following their election, and until their successors have been elected and qualified or until their earlier resignation or removal. Officers serve at the discretion of the Company's Board of Directors. Directors who are not employees may be compensated as described below under "Director Compensation." Currently, management is paid based on cash availability and may accrue compensation, and the Company reserves the right to pay compensation in equity. The salary of David Mullings will be lowered to $1 per year upon the Company's listing on a major stock exchange.

The names, ages, and positions of our directors and executive officers as of the date of this Offering Statement are as follows:

Name	Age	Positions	Annual Compensation
Key Management			
Cezar Cunningham	50	Head of Real Estate	Not separately fixed
David Mullings	45	Chief Executive Officer and Chairman	$240,000
Robert Mullings	44	Chief Operating Officer	$180,000
Ken Pischel	60	Chief Financial Officer	Not separately fixed
Board of Directors			
David Mullings	45	Chairman of the Board	-0-
Robert Libertini	64	Director	-0-
Catherine Goodall-Jackson	45	Director	-0-

Set forth below are brief descriptions of the recent employment and business experience of the officers and directors of the Company.

David Mullings, Founder, Chairman and CEO – David Mullings created Blue Mahoe Caribbean REIT LLC in March 2024 as a special purpose vehicle to give investors exposure to Caribbean real estate and has been Managing Partner since. His responsibilities include capital raising, hiring and team management, deal sourcing and overseeing a public listing. The vehicle is managed by Blue Mahoe Capital Inc., a private investment firm focused on the Caribbean, a company that he has worked full-time at since founding in April 2021, and he currently serves as the Company's CEO and Chairman of the Company's Board of Directors since conversion to a C corp on March 9, 2026. He is currently Executive Chairman of Blue Mahoe Holdings Ltd. which manages a group of entities that have ownership stakes in a range of private and public companies focused on the Caribbean. He previously worked with Left Brain Capital Management, most recently as an investor relations specialist from January 2017 to February 2018, after serving as a political consultant from August 2016 to November 2016. He also worked with Jamaica National Building Society and The RMP Group, covering banking, hedge funds, and private equity. David received his B.Sc. from the University of Miami in 2000 and received his MBA, with concentrations in Marketing and International Business, from the University of Miami in 2003.

Ken Pischel, **Chief Financial Officer** - Ken Pischel is the founder of Dynamic Business Consultants, LLC which provides Fractional CFO consulting with a concentration in financial and operational strategies, as well as bookkeeping services for closely held businesses since April 2008. His responsibilities include implementing accounting systems and processes, signing off on expenses, advising on capital structuring and preparing financial statements. He commenced working with the firm on February 1, 2026.

Robert Mullings, Chief Operating Officer - Robert Mullings is the Chief Operating Officer of Blue Mahoe Capital Caribbean, Inc. as of May 1, 2026 and serves on the real estate investment committee. His responsibilities include assisting with team hiring and management, implementing performance metrics and due diligence of real estate deals to be presented to the board. He is a consultant to Blue Mahoe Investment Management LLC and is the principal owner of Mullings Academy, an early childhood school in Broward County, Florida since his takeover of the firm 11 years ago and currently works in that business. He previously worked with his brother David on lower middle market private equity deals in the Southern USA. Robert received his B.A. from the University of Miami in 2001 and received his MBA with concentrations in Management and Management Information Systems from the University of Miami in 2003.

Cezar Cunningham, Head of Real Estate - Cezar Cunningham is the Head of Real Estate and serves on the real estate investment committee as of May 1, 2026. He is a seasoned real estate, construction, and project management executive with over two decades of multinational experience delivering complex, high-value developments across commercial, mixed-use, healthcare, hospitality, and urban-renewal sectors. His responsibilities include due diligence of real estate deals to be presented to the board, evaluating ongoing projects to ensure projects are completed within budget and on time as well as recommending service providers in each country. He previously worked with Hill International as a Senior Project Manager on real estate developments from March 2018 until May 2025 and currently serves as a Project Director at Pure Project Management. His career spans leadership roles in the United States, the Caribbean, and Europe, where he has consistently guided large, multi-disciplinary teams and shaped transformative real estate strategies for corporate, governmental, and institutional clients. Cezar's international expertise includes playing a key role in the post-Hurricane Irma redevelopment of major beachfront hospitality assets in St. Maarten. There, his team directed full lifecycle reconstruction efforts from design through delivery. Throughout his career, he has spearheaded projects from Jamaica to the U.S. and Canada in commercial, healthcare, and residential sectors.

Cezar holds an MBA in Leadership & Sustainability from the University of Cumbria (UK) and a B.Arch. Hons from Howard University. He is a PMI-certified Project Management Professional (top 5%) and an Associate Member of the American Institute of Architects.

With a career defined by strategic expertise, operational discipline, and cross-cultural leadership, Cezar brings a global perspective, technical depth, and governance-driven approach to steward and grow an international real estate portfolio. His leadership is rooted in an ability to unify stakeholders, optimize project and asset performance, and deliver lasting value across diverse markets.

Board of Directors

The Board of Directors currently consists of David Mullings, Robert Libertini, and Dr. Catherine Goodall-Jackson. Mr. Mullings' biography appears above.

Dr. Catherine Goodall-Jackson

Dr. Catherine Goodall-Jackson is an accomplished Marketing Executive with over 20 years of experience crafting targeted marketing strategies and orchestrating impactful campaigns, including signature events and digital content, while handling all back-end tasks accurately and efficiently. She currently runs her own consulting firm, REDEFINE Business Services Ltd. since February 2019 and is also a lecturer at the Metropolitan State University of Denver since August 2025. She has been a director of the company since March 1, 2026 and runs her own consulting firm. Demonstrated talents for innovation, brand building, execution, channel development, and leading strategic communications in several industries. Confident and decisive when determining direction, building marketing plans, and delivering presentations. Insightful, with in-depth industry experience and continual efforts to remain updated on the latest industry innovations.

She is a marketing maven who has led marketing and commercial departments for several multinational and publicly listed companies and has served, and continues to serve, as a director on several public, private, and nonprofit boards. Her love for people building and the development of Jamaica earned her the Governor General Achievement Award for Leadership and Nation Building in 2019.

Catherine has an entrepreneurial spirit that thrives in an environment that allows the freedom to innovate and take risks. Her work as Director of Project Development at Food for the Poor delivered housing to displaced individuals, schools, and health centers in struggling communities across the island. Belief in the cause of UN Women for equal rights and opportunities for women led to her being Project Lead for the UNWOMEN WIN: WIN program.

Robert Libertini

Robert Libertini has served as the Director of Capital Markets for COARE Companies since October 2024 where he is currently employed. He also serves as a Managing Director for Madison Capital Group since February 2020. He has extensive experience structuring equity, mezzanine, and debt transactions for developers and operators of commercial real estate projects. His experience covers an array of deals throughout the capital stack for a variety of clients spanning from development projects to fully stabilized properties. In his role, Robert works closely with the firm's client base in order to spearhead its overall capital raising process. From 2018 to the end of 2020, he served as Head of Capital Markets for Mattoni Group, a private equity real estate investment firm. Prior to his time at Mattoni Group, he served as a managing director at Lloyd Jones Capital from 2015 through 2018. Mr. Libertini earned both a Master of Science in Finance (MSF) degree and a Bachelor of Science degree from Boston College. He also holds securities licenses 7, 24, 27, 63, and 65. He has been a director of the company since May 1, 2026.

ADVISORS

Michael Lee-Chin

Michael Lee-Chin, President and Chairman of Portland Holdings, Inc. (Portland), is widely regarded as a visionary entrepreneur whose philosophy of "doing well and doing good" has resulted in extraordinary business success and inspiring philanthropic initiatives. Michael's first acquisition - a small Ontario-based investment firm called AIC Limited, which he grew from $800,000 in assets under management to more than $15 billion under management at its peak. In 2009, AIC's retail investment fund business was sold to a leading Canadian financial services group.

Today, Michael remains firmly committed to creating wealth for investors.

Kevin Burrows

Kevin Burrows, CFA, CAIA, is the Founding Partner and Chief Investment Officer (CIO) of Diomedea Capital Advisors, a Bahamas-based investment firm. He is the former CIO of the Adi Dassler International Family Office (ADIFO), the wealth management arm of the heirs of the founder of Adidas.

Kevin has over 25 years of experience in the financial services industry, including as Director and Chief Investment Officer of London-based Nedgroup Investments. While at Nedgroup, he had overall management responsibility for the London office and directed their international and hedge fund offerings with assets of approximately $1 billion. As an asset allocator and private equity investor, Kevin recently co-founded TSIC Caribbean, a social impact consultancy, to move beyond the common perception of the Caribbean as simply a tourism destination. He believes the region presents a wealth of opportunities that can achieve market-rate returns on investment and develop long-term prosperity that is sustainable and equitable.

Mr. Burrows received a BA in Economics (Cum Laude) from Yale University and a Masters in Finance from Cambridge University. He holds both the Chartered Financial Analyst (CFA) and Chartered Alternative Investment Analyst (CAIA) designations and is a Past President and Director of the CFA Society The Bahamas.

John Quelch

John Quelch was dean of the University of Miami Herbert Business School and the University's vice provost for executive education from July 1, 2017, to December 31, 2022. Quelch has a wealth of senior leadership experience, having previously served as the dean and senior associate dean at three internationally-recognized business schools.

Prior to joining the Miami Herbert Business School, Quelch was the Charles Edward Wilson Professor of Business Administration at Harvard Business School. He also held a joint appointment as professor of health policy and management at the Harvard T.H. Chan School of Public Health – the first to hold dual primary appointments in those two schools, and one of only a few faculty members across Harvard University with this distinction. Prior to his most recent time at Harvard, Quelch was dean, vice president and distinguished professor of international management of the China Europe International Business School (CEIBS) from 2011 to 2013. Under his leadership, annual revenues increased by more than 25% to over $100 million; the school's MBA global ranking in the Financial Times improved from 24 to 15 and its Executive MBA ranking from 18 to 7; and the school launched programs to integrate faculty and staff activities across four CEIBS operations in Shanghai, Beijing, Shenzhen and Ghana.

From 1998 to 2001, Quelch served as dean of the London Business School, where he helped transform the school into a globally competitive institution and launched seed capital funds to invest in student and alumni start-ups. Quelch initially joined Harvard Business School in 1979, holding a number of positions over the years, including Sebastian S. Kresge Professor of Marketing, co-chair of the marketing department and Lincoln Filene Professor of Business Administration. He served as senior associate dean of Harvard Business School from 2001 to 2010. Quelch is the author, co-author or editor of 25 books, as well as numerous business case studies on leading international organizations. He also is known for his teaching materials and innovations in pedagogy; during the past 35 years, his case studies have sold more than 4 million copies.

Quelch has served on numerous corporate, nonprofit and public agency boards, including as chairman of the Massachusetts Port Authority. He is a member of the Trilateral Commission and the Council on Foreign Relations. Quelch earned a BA and an MA from Exeter College, Oxford University; an MBA from the Wharton School of the University of Pennsylvania; an MS from the Harvard School of Public Health; and a DBA in business from Harvard Business School. In addition to the United Kingdom and the U.S., he has lived in Australia, Canada and China. He was appointed a Commander of the Order of the British Empire (CBE) in 2011, and in 2017 was elected a Fellow of the American Academy of Arts and Sciences.

Compensation Policies

Overall, employees and independent contractors will be compensated on an individual basis using various combinations of salary, wages, bonuses, consulting payments, benefits, time off, and equity grants. For the year ended March 31, 2026, the Company paid a total of $0 for the benefit of one full-time employee and four independent contractors. Compensation arrangements for the Company's named executive officers are described below under "Employment Agreements."

The Company does not offer pension, retirement, or profit sharing at this time.

The Company does not have an incentive stock plan, non-equity incentive plan, or non- qualified deferred compensation plan, and consequently, there were no stock awards, option awards, non-equity incentive plan compensation, or non-qualified deferred compensation earnings for any of our named executive officers outstanding as of the end of our last completed fiscal year. The Company has set aside shares for an Employee Share Ownership Plan to attract and/or retain talent.

Director Compensation

Non-full-time employee directors will be compensated in cash for each meeting attended at a rate of $5,000 per meeting, paid in cash. Regular board meetings will occur every other month, with brief update calls occurring in alternating months.

Potential Payments Upon Termination or Change-in-Control

Except as described below under "Employment Agreements," we currently have no contract, agreement, plan, or arrangement, whether written or unwritten, that provides for payments to a named executive officer at, following, or in connection with any termination, including without limitation resignation, severance, retirement, or a constructive termination of a named executive officer, or a change in control of the Company or a change in the named executive officer's responsibilities, with respect to each named executive officer.

Employment Agreements

The following are summaries of our employment and consulting agreements with our named executive officers:

David Mullings is currently the Company's President, Chief Executive Officer and Chairman of the Board of Directors. On April 6, 2026, the Company entered into a three-year employment agreement with Mr. Mullings for monthly base pay and reimbursement for pre-approved work-related expenses retroactive to April 1, 2026. His compensation includes a base annual salary, paid vacation time and holidays, and optional Company-subsidized insurance benefits in line with the industry average for middle management at private equity firms and significantly below that of managing partners. His agreement reduces his annual salary to $1 per year and a one-time bonus of $50,000 if he successfully takes the Company public on a major US stock exchange. His holding company Skywalker Holdings (Bahamas) Ltd. was issued 1 million shares of restricted stock at par value $0.0001 and is subject to a 365-day lock-up period and thereafter he can only sell 5% of these shares per annum. This ensures that he is totally aligned with shareholders and the long-term growth of the Company.

If Mr. Mullings' employment is terminated for reasons other than cause, he will receive no severance pay other than payout of accrued and unused vacation time and the restrictions on sale of his shares would be immediately lifted.

Robert Mullings is currently the Company's Chief Operating Officer. On May 1, 2026, the Company entered into a three-year consulting agreement with Mr. Mullings for monthly base pay and reimbursement for pre-approved work-related expenses beginning on May 1, 2026. His compensation includes a base annual salary, paid vacation time and holidays, and optional Company-subsidized insurance benefits in line with the industry average for middle management at private equity firms and significantly below that of managing partners. His agreement includes a one-time bonus of $50,000 if he successfully takes the Company public on a major U.S. stock exchange. If Mr. Mullings' employment is terminated for reasons other than cause, he will receive no severance pay other than payout of accrued and unused vacation time. He was issued 100,000 shares of unrestricted stock at par value $0.0001 when the Company was first formed and is not subject to a lock-up period.

Mr. Cezar Cunningham is currently an outsourced Head of Real Estate, providing services as an individual, and he will continue to provide services for three years, with the option to renew. He was issued 50,000 shares of unrestricted stock at par value $0.0001 when the Company was first formed and is not subject to a lock-up period.

Limitation on Liability and Indemnification

The Company's certificate of incorporation, as amended from time to time, provides that, to the fullest extent permitted by law, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director.

The Company's bylaws provide that it shall indemnify and hold harmless any person who was or is party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (a "proceeding"), by reason of the fact that such person is or was a director or officer of the Company or a constituent corporation absorbed in a consolidation or merger, or is or was serving at the request of the Company or a constituent corporation absorbed in a consolidation or merger, as a director, officer, employee, or agent of another corporation, partnership, joint venture, limited liability company, trust, non-profit entity or other enterprise, or is or was a director or officer of the Company serving at its request as an administrator, trustee, or other fiduciary of one or more of the employee benefit plans of the Company or other enterprise (an "Indemnified Person"), against expenses (including attorneys' fees), judgments, fines, liability, loss and amounts paid in settlement actually and reasonably incurred or suffered by such person in connection with such proceeding, whether or not the indemnified liability arises or arose from any threatened, pending or completed proceeding by or in the right of the Company, except to the extent that such indemnification is prohibited by applicable law.

Notwithstanding the preceding sentence, except as otherwise provided in the Company's bylaws, the Company shall be required to indemnify an Indemnified Person in connection with a proceeding, or part thereof, commenced by such Indemnified Person only if the commencement of such proceeding, or part thereof, by the Indemnified Person was authorized in advance by the Board.

The Company is in the process of seeking general directors and officers ("D&O") insurance coverage.

CAPITALIZATION & OWNERSHIP

Capitalization

On March 9, 2026, Blue Mahoe Caribbean REIT LLC converted into Blue Mahoe Capital Caribbean, Inc. As a result, the capitalization and ownership information below is presented on a Common Stock basis rather than on an LLC membership-interest basis.

As of March 31, 2026, the Company had a total of $21,225.02 of cash and long-term outstanding debt of $15,000 to a related party.

The Company was originally organized as Blue Mahoe Caribbean REIT LLC on March 18, 2024 and converted into a Florida corporation on March 9, 2026. It is governed by the terms and conditions of its Certificate of Incorporation and Bylaws.

Under the provisions of such documents, as of May 1, 2026, Blue Mahoe Capital had one class of capital stock authorized, issued, and outstanding as follows:

Class of security	Shares authorized	Shares issued and outstanding	Voting rights	Other
Common Stock	10,000,000	2,250,000	yes	none

Note 1 - The Company may authorize preferred stock.

The following table summarizes the issued and outstanding common equity capitalization of the Company as of June 1, 2026.

Common Equity Capitalization as of May 1, 2026

Holder (issue date)	Shares	Percent	Price/share ($)	Dollars	Percent
Founders (June 1, 2026)	1,000,000	44.44%	0.0001	33,200	76.85%
Other Shareholders	1,250,000	55.56%	0.0001	10,000	23.15%
Total	2,250,000	100.00%	0.0001	43,200	100.00%

Ownership

The following table summarizes the fully diluted capitalization of the Company as of June 1, 2026.

Holder	Shares, issued & outstanding	Percent
Key Founders		
Skywalker Holdings (Bahamas) Ltd. (David Mullings)	1,000,000	44.44%
Robert Mullings	100,000	4.44%
Cezar Cunningham	50,000	2.22%
Catherine Goodall-Jackson	25,000	1.11%
JMJMD LLC (Robert Libertini)	25,000	1.11%
Other Shareholders	1,050,000	46.68%
Total	2,250,000	100.00%

PRINCIPAL STOCKHOLDERS

The following table sets forth information concerning the beneficial ownership of our Common Stock as of May 1, 2026 for:

- Each director;
- Each holder of 20% or more;
- Our officers as set forth in the Management section; and
- The directors and officers as a group.

Unless otherwise indicated, each person has sole investment and voting power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.

The percentages below are based on 2,250,000 shares of our Common Stock outstanding as of May 1, 2026. Unless otherwise indicated, the principal address of each of the persons below is c/o Blue Mahoe Capital Caribbean, Inc., 6000 Metrowest Blvd, Suite 206, Orlando, Florida 32835.

Name and Principal Position of Beneficial Owner	Number of Common Shares Beneficially Owned	Percentage of Common Stock outstanding
David Mullings Chairman of the Board, Chief Executive Officer	1,000,000	44.44%
Robert Mullings Chief Operating Officer	100,000	4.44%
Cezar Cunningham, Head of Real Estate	50,000	2.22%
Robert Libertini Director	25,000	1.11%
Catherine Goodall-Jackson Director	25,000	1.11%
Officers and Directors as a Group (5 Persons)	1,200,000	53.32%

_____

In general, for securities ownership reporting purposes, specifically Sections 13(d) and 13(g) of the Securities Act of 1933, (the "Act"), a "beneficial owner" of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: 1) voting power which includes the power to vote, or to direct the voting of, such security; or 2) investment power which includes the power to dispose, or to direct the disposition of, such security. All securities of the same class beneficially owned by a person, regardless of the form which such beneficial ownership takes, shall be aggregated in calculating the number of shares beneficially owned by such person. Further, a person shall be deemed to be the beneficial owner of a security if that person has the right to acquire such within 60 days, including but not limited to any right to acquire through the exercise of any option, warrant or right; through the conversion of a security; pursuant to the power to revoke a trust, discretionary account, or similar arrangement; or pursuant to the automatic termination of a trust, discretionary account, or similar arrangement. Any securities not outstanding which are subject to such options, warrants, rights, or conversion privileges shall be deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

RESTRICTIONS ON TRANSFER

Securities sold pursuant to Regulation CF may not be transferred by holders of such during a one-year holding period beginning when the securities were issued and ending on the first anniversary of such date, unless transferred:

1) To the Company;
2) To an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended;
3) As part of an offering registered with the SEC; or
4) To a *member of the family* of the investor or the equivalent, to a trust controlled by the
investor, to a trust created for the benefit of a family member of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstances.

"Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the investor, and includes adoptive relationships. Remember that although you may legally be able to transfer the securities, you may not be able to find another party willing to purchase them.

FINANCIAL INFORMATION

Material Changes & Other Information

In addition to the following information, please see the financial information listed on the cover page and the financial statements attached as Exhibit A, which are an important part of this Offering Statement and should be reviewed in their entirety.

On March 18, 2024, Blue Mahoe Caribbean REIT LLC (the "Company") was organized in Florida.

On March 9, 2026, Blue Mahoe Caribbean REIT LLC converted into Blue Mahoe Capital Caribbean, Inc., with 10,000,000 shares of Common Stock authorized and a par value of $0.0001 per share.

Recent Tax Return Information

As of the date hereof, the Company's federal and state tax returns for fiscal 2025 have not yet been filed but the Company will file a Nil return as it has had no operations since inception.

Governmental/Regulatory Approval and Compliance

The Company's identified project pipeline in Jamaica is at varying stages of land control, permitting, design, and investment. As reflected in the project summary included above, certain projects have completed permitting while others remain in progress or have not yet started. The timing of deployment of proceeds may depend in part on the status of permitting, design, land preparation, and related project-level approvals.

Operations

In Q1 2026, the Company signed various memoranda of understanding with a number of developers in Jamaica. These include agreements to provide a mixture of debt and equity financing to participate in the construction and sale of 109 two-bedroom houses just outside of Negril, Westmoreland; 700 one-bedroom houses in Old Harbour, St. Catherine, called Penn Village; 500 two- and three-bedroom houses in Bernard Lodge, St. Catherine; and 500 two-bedroom houses in Yallahs, St. Thomas. The Company has an additional pipeline of projects in due diligence and is also reviewing the option to purchase a minority stake in a villa in Treasure Beach.

Blue Mahoe Holdings Ltd. has pledged to contribute its 2,000,221 shares in KLE Group Ltd., a Jamaican company listed on the Jamaica Stock Exchange with 100% ownership of Bessa Resort Management Ltd. and 49% ownership of Franjam Ltd, manager of Usain Bolt's Tracks and Records restaurants. Bessa is a completed development in Oracabessa, St. Mary, Jamaica.

Based on its existing contracts and pre-sales list for the houses, as well as income from properties it will acquire and dividend income from KLE Group Ltd., the Company anticipates that it will be revenue positive for the fiscal year ending December 31, 2026.

Liquidity & Capital Resources

The Company will pursue additional sources of capital, including debt in the United States and Jamaica for construction financing and property acquisition.

Capital Expenditures & Other Obligations

The Company intends to make material capital expenditures in the next 12 months to support preparation of lands for housing developments. Expenditures are estimated to be $4,000,000.

OUTSTANDING DEBT, PRIOR FINANCINGS AND RELATED PARTY TRANSACTIONS

Outstanding Debt and Prior Financings

As of March 31, 2026, the Company had outstanding related party indebtedness of $15,000. Since February 1, 2026, David Mullings has loaned the Company $15,000 through Blue Mahoe Holdings Ltd., a Bahamas company, with a maximum term of 12 months and no interest. Blue Mahoe Capital Appreciation Ltd., a Jamaican company controlled by David Mullings, has agreed to provide financing through a SAFE in the initial amount of $20,000, with the option to increase the amount to a maximum of $5,000,000 and with conversion into shares at $5.00 per share. As of March 31, 2026, the Company had received $16,500 under the SAFE.

Related Person Transactions

For purposes of this Offering Statement, related persons include any director or officer of the Company; any person who is the beneficial owner of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons; or any entity controlled by any such person or persons. The financings described above constitute the Company's related person transactions since inception that are material to this Offering Statement.

Testing the Waters

There are no written materials used by the Company for testing the waters in connection with this Offering.

Conflicts of Interest

To the best of our knowledge, the Company has not engaged in any transactions or relationships which may give rise to a conflict of interest with the Company, its operations, or its security holders.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ David Mullings
David Mullings
Chairman of the Board, President and Chief Executive Officer
Date: June 11, 2026

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities set forth below, with signature dates to be indicated on the lines below.

/s/ David Mullings
David Mullings
Chairman of the Board, President and Chief Executive Officer
Date: June 11, 2026

/s/ Robert Mullings
Robert Mullings
Chief Operating Officer
Date: June 11, 2026

/s/ Ken Pischel
Ken Pischel
Chief Financial Officer
Date: June 11, 2026

/s/ Catherine Goodall-Jackson
Catherine Goodall-Jackson
Director
Date: June 11, 2026

EXHIBIT A
FINANCIAL STATEMENTS



HUGHES CROWDFUNDING CPA, PC

INDEPENDENT AUDITOR'S REPORT

Blue Mahoe Capital Caribbean, Inc. | Period from Inception (March 18, 2024) through March 31, 2026

To the Board of Directors and Stockholders of

Blue Mahoe Capital Caribbean, Inc.

Opinion

We have audited the financial statements of Blue Mahoe Capital Caribbean, Inc. (the "Company"), which comprise the balance sheet as of March 31, 2026, and the related statements of operations, changes in stockholders' equity, and cash flows for the period from inception (March 18, 2024) through March 31, 2026, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026, and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Hughes Crowdfunding CPA, P.C.

Mount Pleasant, South Carolina

June 10, 2026

Blue Mahoe Capital Caribbean, Inc.
Balance Sheet
As of Mar 31, 2026

	Total
Assets	
Current Assets	
Bank Accounts	
BMCREIT Funding (0683) - 1	21,185.02
BMCREIT OpEx (5217) - 1	1,930.70
Total for Bank Accounts	**$23,115.72**
Total for Current Assets	**$23,115.72**
Total for Assets	**$23,115.72**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Due to Blue Mahoe Holdings	15,000.00
Total for Other Current Liabilities	**$15,000.00**
Total for Current Liabilities	**$15,000.00**
Total for Liabilities	**$15,000.00**
Equity	
Additional paid in capital - David Mullings	11,175.00
Simple Agreements for Future Equity (SAFEs)	19,500.00
Net Income	-22,559.28
Total for Equity	**$8,115.72**
Total for Liabilities and Equity	**$23,115.72**

Accrual Basis Wednesday, June 10, 2026 02:23 PM GMT-04:00

Blue Mahoe Capital Caribbean,
Profit and Loss
March 18, 2024-March 31, 2026

	Total
Income	
Gross Profit	**0.00**
Expenses	
Garanteed Payment	9,300.00
General business expenses	
Bank fees & service charges	150.00
Total for General business expenses	**$150.00**
Legal & accounting services	
Consultant	9,650.00
Total for Legal & accounting services	**$9,650.00**
Office expenses	
Software & apps	2,033.93
Total for Office expenses	**$2,033.93**
Reimbursement Expenses	585.85
Travel	
Airfare	324.10
Taxis or shared rides	94.46
Total for Travel	**$418.56**
Utilities	
Phone service	420.96
Total for Utilities	**$420.96**
Total for Expenses	**$22,559.30**
Net Operating Income	**-$22,559.30**
Other Income	
Interest earned	0.02
Total for Other Income	**$0.02**
Net Other Income	**$0.02**
Net Income	**-$22,559.28**

Accrual Basis Monday, June 08, 2026 10:12 PM GMT-04:00

Blue Mahoe Capital Caribbean, Inc.
Statement of Cash Flows
March 18, 2024 -March 31, 2026

Full name	Total
OPERATING ACTIVITIES	
Net Income	-22,559.28
Adjustments to reconcile Net Income to Net Cash provided by operations:	0
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$22,559.28**
Net cash provided by operating activities	**-$22,559.28**
FINANCING ACTIVITIES	
Due to Blue Mahoe Holdings	15,000.00
Additional paid in capital - David Mullings	11,175.00
Simple Agreements for Future Equity (SAFEs)	19,500.00
Net cash provided by financing activities	**$45,675.00**
NET CASH INCREASE FOR PERIOD	**$23,115.72**
Cash at beginning of period	**$0.00**
CASH AT END OF PERIOD	**$23,115.72**

Friday, May 29, 2026 05:38 PM GMT-04:00



HUGHES CROWDFUNDING CPA, PC

Blue Mahoe Capital Caribbean, Inc.
Notes to Financial Statements
For the Period from Inception (March 18, 2024) through March 31, 2026

NOTE 1 — ORGANIZATION AND NATURE OF BUSINESS

Blue Mahoe Capital Caribbean, Inc. (the "Company") is a C-Corporation incorporated in the State of Florida, having converted from a limited liability company effective March 9, 2026 (see Note 2). The Company is a real estate operating company engaged in the following lines of business:

    (i)   Development and sale of residential properties;

    (ii) Acquisition and ownership of income-producing real estate;

    (iii) Acquisition of land for future development; and

    (iv) Investment in operating businesses.

The Company's business model is comparable to an integrated homebuilder and real estate operator. As of March 31, 2026, the Company had not commenced revenue-generating operations and was in the early stages of establishing its business activities. The Company intends to commence a Regulation CF offering in June 2026, followed by a Regulation A+ offering with the U.S. Securities and Exchange Commission ("SEC") in the third quarter of 2026, to raise capital in support of its business plan.

NOTE 2 — ENTITY CONVERSION — LLC TO C-CORPORATION

The Company was originally organized as a limited liability company (LLC) on March 18, 2024, under the name Blue Mahoe Caribbean REIT LLC, with the intention of electing Real Estate Investment Trust ("REIT") status. On March 9, 2026, the Company converted from an LLC to a C-Corporation under the name Blue Mahoe Capital Caribbean, Inc., as management determined that a C-Corporation structure better aligned with the Company's evolving business plan as an integrated real estate operating company. The certificate of status issued by the State of Florida reflects an organizational date deemed effective March 18, 2024.

Prior to the conversion, certain expenses, including the management fee of $6,800 paid to David Patrick Alexander Mullings pursuant to a Management Agreement dated February 1, 2026, were incurred under the LLC structure. Upon conversion, the equity accounts were restructured to reflect corporate capitalization, including the recognition of additional paid-in capital and the issuance of Simple Agreements for Future Equity (SAFEs).

The financial statements for the period from inception (March 18, 2024) through March 31, 2026 reflect the combined activity of the LLC period (March 18, 2024 through March 8, 2026) and the C-Corporation period (March 9, 2026 through March 31, 2026). The conversion has been accounted for on a prospective basis and did not result in a step-up or step-down in the carrying values of assets or liabilities.

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The financial statements cover the period from inception (March 18, 2024) through March 31, 2026. Activity during the period from March 18, 2024 through December 31, 2025 consisted solely of $135 in bank fees, resulting in a retained earnings deficit of $135 carried forward into 2026, and a $40 cash balance at December 31, 2025. There was no other financial activity prior to January 1, 2026.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term, highly liquid investments with original maturities of three months or less to be cash equivalents. As of March 31, 2026, cash consisted of deposits held in two operating bank accounts. During the period, these accounts were renamed from BMCREIT Funding (0683) and BMCREIT OpEx (5217) to BMCC Funding (0683) and BMCC OpEx (5217), respectively. The account numbers remain unchanged and the accounts are the same in all respects.

Simple Agreements for Future Equity (SAFEs)

The Company has issued Simple Agreements for Future Equity ("SAFEs") to investors. SAFEs are financial instruments that provide investors with the right to receive equity in a future financing round or upon certain triggering events, at a predetermined valuation cap and share price. The Company accounts for SAFEs as equity instruments in accordance with ASC 480, Distinguishing Liabilities from Equity, as the SAFEs do not require mandatory cash redemption and do not contain features that would require liability classification. SAFEs are presented as a separate component of stockholders' equity until conversion.

Revenue Recognition

The Company has not generated revenue during the period covered by these financial statements.

Income Taxes

For the period from inception (March 18, 2024) through March 8, 2026, the Company operated as a limited liability company and was treated as a pass-through entity for federal and state income tax purposes. Accordingly, no provision for income taxes was recorded for that period, as taxes were the responsibility of the individual members.

Effective March 9, 2026, upon conversion to a C-Corporation, the Company became subject to federal and Florida state corporate income taxes. The Company accounts for income taxes under ASC 740, Income Taxes, using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

As of March 31, 2026, the Company has recorded a deferred tax asset of $1,435.32 arising from net operating losses incurred during the C-Corporation period (March 9, 2026 through March 31, 2026). The deferred tax asset has been calculated using a combined federal and state effective tax rate of 26.5% (federal: 21%, Florida state: 5.5%). Due to the uncertainty regarding the realization of this deferred tax asset, a full valuation allowance of $1,435.32 has been established. Accordingly, no net deferred tax asset is reflected in the balance sheet as of March 31, 2026.

Recently Adopted Accounting Standards

The Company has evaluated recently issued accounting pronouncements and has determined that none have a material effect on the financial statements for the current period.

NOTE 4 — GOING CONCERN

As of March 31, 2026, the Company has incurred a net loss of $22,559.28, has generated no revenue, and is in the pre-revenue stage of its real estate operating business. As a real estate operating company, the Company's planned activities — including residential development, land acquisition, and income-producing property investments — require significant capital. The Company is an early-stage enterprise and these financial results are consistent with its planned development activities prior to commencing revenue-generating operations. Management has evaluated these conditions and, as described below, has put in place substantive plans that management believes are sufficient to support the Company's operations for at least twelve months from the date the financial statements are issued.

Management has evaluated these conditions and has put in place the following plans to address them:

(i) The controlling shareholder, David P.A. Mullings, has provided a written, unconditional commitment to fund the Company's operating expenses and obligations as they become due for a period of no less than twelve months from the date of the financial statements, in amounts sufficient to ensure the Company can meet its obligations without interruption;

(ii) The Company is actively pursuing a Regulation CF offering commencing in June 2026, which management expects will provide an initial source of capital in advance of the Regulation A+ offering;

(iii) The Company intends to file a Regulation A+ offering with the SEC in the third quarter of 2026, which management expects will raise sufficient capital to fund the Company's real estate business plan;

(iv) The Company expects to receive a transfer of shares in KLE Group Ltd. (listed on the Jamaica Stock Exchange) into a Company investment account in Q2 2026, which will provide additional asset value to the Company's balance sheet; and

(v) The Company will continue to receive capital contributions from existing shareholders as needed to fund near-term operating expenses.

Based on management's plans described above, including the unconditional shareholder funding commitment provided by David P.A. Mullings, management believes the Company has the ability to continue as a going concern for at least twelve months from the date these financial statements are issued. The financial statements have accordingly been prepared on a going concern basis.

NOTE 5 — RELATED PARTY TRANSACTIONS

Due to Blue Mahoe Holdings — $15,000

As of March 31, 2026, the Company has recorded a liability of $15,000 due to Blue Mahoe Holdings, a related party under common ownership. This amount represents an intercompany loan advanced by Blue Mahoe Holdings to fund the Company's operating activities pursuant to a Promissory Note executed during the period. The loan bears interest at 0% per annum and matures on the earlier of March 31, 2027, a listing on a stock exchange, or upon an event of default. The note is subordinated to any future senior debt of the Company and may be prepaid at any time without penalty or premium. The loan is classified as a current liability on the balance sheet. As of March 31, 2026, the full $15,000 principal balance remains outstanding.

SAFE Investment — Blue Mahoe Holdings Inc.

On March 30, 2026, Blue Mahoe Holdings Inc., a related party under common ownership and control of David P.A. Mullings, invested $9,500 in the Company through a Simple Agreement for Future Equity (SAFE) at a share price of $5.00 per share and a valuation cap of $30,000,000. This transaction represents a related party investment in which David P.A. Mullings acted in his capacity as both the Managing Partner of the Company and as a representative of Blue Mahoe Holdings Inc. The SAFE will convert to equity upon a qualifying equity financing, liquidity event, or dissolution event as defined in the agreement.

Management Agreement — David Patrick Alexander Mullings

Pursuant to a Management Agreement dated February 1, 2026, the Company engaged David Patrick Alexander Mullings as Manager of the LLC at a management fee of $6,500 per month. During the LLC period covered by these financial statements (March 18, 2024 through March 8, 2026), management fees of $6,800 were incurred and are reflected as an expense in the statement of operations. Upon conversion to a C-Corporation on March 9, 2026, David Patrick Alexander Mullings assumed the role of Chief Executive Officer and President. A formal CEO employment agreement for the C-Corporation is currently being finalized.

Prior Period Capital Contributions — David P.A. Mullings

During the period from February 1, 2025 through December 31, 2025, David P.A. Mullings, a principal and controlling shareholder of the Company, made personal capital contributions totaling $175 to fund the Company's initial operating expenses. Of this amount, $135 was applied to bank fees incurred during 2025, resulting in a retained earnings deficit of $135 carried forward into the period ending March 31, 2026. The remaining $40 was retained as the cash balance at December 31, 2025.

Other Related Party Relationships

The Company is related to Blue Mahoe Capital Partners Inc. and Blue Mahoe Capital Inc. through common ownership. Subsequent to March 31, 2026, these entities have held shares in KLE Group Ltd. on behalf of the Company pending formal transfer — see Note 7.

NOTE 6 — STOCKHOLDERS' EQUITY

The following constitutes the Company's Statement of Changes in Stockholders' Equity for the period from inception (March 18, 2024) through March 31, 2026. The Company is authorized to issue 10,000,000 shares of common stock with no par value, as set forth in the Articles of Incorporation filed with the Florida Department of State on March 9, 2026. As of March 31, 2026, no shares of common stock have been formally issued.

Simple Agreements for Future Equity (SAFEs)

During the period, the Company issued two Simple Agreements for Future Equity (SAFEs) to investors, both dated March 30, 2026, with a valuation cap of $30,000,000. The SAFEs will convert to equity upon a qualifying equity financing, liquidity event, or dissolution event. The details of the SAFEs are as follows:

Investor	Relationship	Amount	Share Price	Date
Blue Mahoe Holdings Inc.	Related Party	$9,500.00	$5.00	3/30/26
Adrian Allen	Third Party	$10,000.00	$7.50	3/30/26
Total SAFEs		**$19,500.00**		

In addition, David P.A. Mullings made a capital contribution of $11,175 recorded as additional paid-in capital, which includes $175 contributed during the LLC period in 2025 and $11,000 contributed during the current period.

Component	Amount
Simple Agreements for Future Equity (SAFEs)	$19,500.00
Additional Paid-In Capital	$11,175.00
Net Loss — Current Period	($22,559.28)
Total Stockholders' Equity	$8,115.72

NOTE 7 — SUBSEQUENT EVENTS

Management has evaluated subsequent events through June 10, 2026 the date the financial statements were available to be issued.

Conversion of SAFEs

Subsequent to March 31, 2026, the two outstanding Simple Agreements for Future Equity (SAFEs) totaling $19,500 are expected to convert to equity during Q2 2026 in connection with the planned Regulation CF offering. Upon conversion, the $19,500 will be reclassified from SAFEs to common stock and additional paid-in capital at the applicable conversion prices.

Planned Regulation CF Offering

Subsequent to March 31, 2026, the Company intends to commence a Regulation CF offering in June 2026 to raise initial capital in support of its real estate operating business plan. Regulation CF allows companies to raise capital from the general public through SEC-registered crowdfunding platforms.

Planned Regulation A+ Offering

Subsequent to March 31, 2026, the Company intends to file a Regulation A+ offering with the U.S. Securities and Exchange Commission in the third quarter of 2026 to raise additional capital in support of its real estate operating business plan.

Investment in KLE Group Ltd.

Subsequent to March 31, 2026, the Company expects to receive a transfer of shares in KLE Group Ltd., a company listed on the Jamaica Stock Exchange ("JSE"), into an investment account held by Blue Mahoe Capital Caribbean Inc. The shares were previously held on behalf of the Company by two related entities. Upon transfer, the investment will be recognized on the Company's books and translated into U.S. dollars at the prevailing exchange rate at the time of transfer. This transaction is expected to be reflected in the Company's financial statements for the quarter ending June 30, 2026.

Management is not aware of any other subsequent events that would require recognition or disclosure in these financial statements.

EXHIBIT B
BYLAWS

BYLAWS

OF

BLUE MAHOE CAPITAL CARIBBEAN, INC.

(a Florida corporation)

Adopted as of March 18, 2026

ARTICLE I

Stockholders

SECTION 1. Annual Meetings. The annual meeting of stockholders for the election of directors and for the transaction of such other business as may properly come before the meeting shall be held each year at such date and time, within or without the State of Florida, as the Board of Directors shall determine.

SECTION 2. Special Meetings. Special meetings of stockholders for the transaction of such business as may properly come before the meeting may be called by order of the Board of Directors or by stockholders holding together at least a majority of all the shares of the Corporation entitled to vote at the meeting, and shall be held at such date and time, within or without the State of Florida, as may be specified by such order. Whenever the directors shall fail to fix such place, the meeting shall be held at the principal executive office of the Corporation.

SECTION 3. Notice of Meetings. Written notice of all meetings of the stockholders, stating the place, date and hour of the meeting and the place within the city or other municipality or community at which the list of stockholders may be examined, shall be mailed or delivered to each stockholder not less than 10 nor more than 60 days prior to the meeting. Notice of any special meeting shall state in general terms the purpose or purposes for which the meeting is to be held.

SECTION 4. Stockholder Lists. The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares of stock registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by this section or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

SECTION 5. Quorum. Except as otherwise provided by law or the Corporation's Certificate of Incorporation, a quorum for the transaction of business at any meeting of stockholders shall consist of the holders of record of a majority of the issued and outstanding shares of the capital stock of the Corporation entitled to vote at the meeting, present in person or by proxy. At all meetings of the stockholders at which a quorum is present, all matters, except as otherwise provided in Section 7(a) of this Article I, by law, or in the Certificate of Incorporation, shall be decided by the vote of the holders of a majority of the stock entitled to vote thereat present in person or by proxy. If there be no such quorum, the holders of a majority of such stock so present or represented may adjourn the meeting from time to time, without further notice, until a quorum shall have been obtained. When a quorum is once present, it is not broken by the subsequent withdrawal of any stockholder.

SECTION 6. Organization. Meetings of stockholders shall be presided over by the Chairman, if any, or if none or in the Chairman's absence the Vice-Chairman, if any, or if none or in the Vice-Chairman's absence the President, if any, or if none or in the President's absence a Vice-President, or, if none of the foregoing is present, by a chairman to be chosen by the stockholders entitled to vote who are present in person or by proxy at the meeting. The Secretary of the Corporation, or in the Secretary's absence an Assistant Secretary, shall act as secretary of every meeting, but if neither the Secretary nor an Assistant Secretary is present, the presiding officer of the meeting shall appoint any person present to act as secretary of the meeting.

SECTION 7. Voting; Proxies; Required Vote. At each meeting of stockholders, every stockholder shall be entitled to vote in person or by proxy appointed by instrument in writing, subscribed by such stockholder or by such stockholder's duly authorized attorney-in-fact, and, unless the Certificate of Incorporation provides otherwise, shall have one vote for each share of stock entitled to vote registered in the name of such stockholder on the books of the Corporation on the applicable record date fixed pursuant to these Bylaws. At all elections of directors the voting may but need not be by ballot and a plurality of the votes cast there shall elect. Except as otherwise required by law or the Certificate of Incorporation, any other action shall be authorized by a majority of the votes cast.

(a) Any action required or permitted to be taken at any meeting of stockholders may, except as otherwise required by law or the Certificate of Incorporation, be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of record of the issued and outstanding capital stock of the Corporation having a majority of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and the writing or writings are filed with the permanent records of the Corporation. Prompt notice of the taking of corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

(b) Where a separate vote by a class or classes, present in person or represented by proxy, shall constitute a quorum entitled to vote on that matter, the affirmative vote of the majority of shares of such class or classes present in person or represented by proxy at the meeting shall be the act of such class, unless otherwise provided in the Corporation's Certificate of Incorporation.

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SECTION 8. Inspectors. The Board of Directors, in advance of any meeting, may, but need not, appoint one or more inspectors of election to act at the meeting or any adjournment thereof. If an inspector or inspectors are not so appointed, the person presiding at the meeting may, but need not, appoint one or more inspectors. In case any person who may be appointed as an inspector fails to appear or act, the vacancy may be filled by appointment made by the directors in advance of the meeting or at the meeting by the person presiding thereat. Each inspector, if any, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of his ability. The inspectors, if any, shall determine the number of shares of stock outstanding and the voting power of each, the shares of stock represented at the meeting, the existence of a quorum, and the validity and effect of proxies, and shall receive votes, ballots or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all stockholders. On request of the person presiding at the meeting, the inspector or inspectors, if any, shall make a report in writing of any challenge, question or matter determined by such inspector or inspectors and execute a certificate of any fact found by such inspector or inspectors.

ARTICLE II

Board of Directors

SECTION 1. General Powers. The business, property and affairs of the Corporation shall be managed by, or under the direction of, the Board of Directors.

SECTION 2. Qualification; Number; Term; Remuneration. Each director shall be at least 18 years of age. A director need not be a stockholder, a citizen of the United States, or a resident of the State of Florida. The number of directors constituting the entire Board shall be at least one (1), or such larger number as may be fixed from time to time by action of the stockholders or Board of Directors, one of whom may be selected by the Board of Directors to be its Chairman. The use of the phrase "entire Board" herein refers to the total number of directors, which the Corporation would have if there were no vacancies.

(a) Directors who are elected at an annual meeting of stockholders, and directors who are elected in the interim to fill vacancies and newly created directorships, shall hold office until the next annual meeting of stockholders and until their successors are elected and qualified or until their earlier resignation or removal.

(b) Directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

SECTION 3. Quorum and Manner of Voting. Except as otherwise provided by law, a majority of the entire Board shall constitute a quorum. A majority of the directors present,

whether or not a quorum is present, may adjourn a meeting from time to time to another time and place without notice. The vote of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

SECTION 4. <u>Places of Meetings</u>. Meetings of the Board of Directors may be held at any place within or without the State of Florida, as may from time to time be fixed by resolution of the Board of Directors, or as may be specified in the notice of meeting.

SECTION 5. <u>Annual Meeting</u>. Following the annual meeting of stockholders, the newly elected Board of Directors shall meet for the purpose of the election of officers and the transaction of such other business as may properly come before the meeting. Such meeting may be held without notice immediately after the annual meeting of stockholders at the same place at which such stockholders' meeting is held.

SECTION 6. <u>Regular Meetings</u>. Regular meetings of the Board of Directors shall be held at such times and places as the Board of Directors shall from time to time by resolution determine. Notice need not be given of regular meetings of the Board of Directors held at times and places fixed by resolution of the Board of Directors.

SECTION 7. <u>Special Meetings</u>. Special meetings of the Board of Directors shall be held whenever called by the Chairman of the Board, President, or by a majority of the directors then in office.

SECTION 8. <u>Notice of Meetings</u>. A notice of the place, date and time and the purpose or purposes of each meeting of the Board of Directors shall be given to each director by mailing the same at least two days before the special meeting, or by emailing or telephoning the same or by delivering the same personally not later than the day before the day of the meeting.

SECTION 9. <u>Organization</u>. At all meetings of the Board of Directors, the Chairman, if any, or if none or in the Chairman's absence or inability to act the President, or in the President's absence or inability to act any Vice-President who is a member of the Board of Directors, or in such Vice-President's absence or inability to act a chairman chosen by the directors, shall preside. The Secretary of the Corporation shall act as secretary at all meetings of the Board of Directors when present, and, in the Secretary's absence, the presiding officer may appoint any person to act as secretary.

SECTION 10. <u>Resignation</u>. Any director may resign at any time upon written notice to the Corporation and such resignation shall take effect upon receipt thereof by the President or Secretary, unless otherwise specified in the resignation. Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares of stock outstanding and entitled to vote for the election of directors.

SECTION 11. <u>Vacancies</u>. Unless otherwise provided in these Bylaws, vacancies on the Board of Directors, whether caused by resignation, death, disqualification, removal, an increase in the authorized number of directors or otherwise, may be filled by the affirmative vote of a majority of the remaining directors, although less than a quorum, or by a sole remaining director, or at a special meeting of the stockholders, by the holders of stock entitled to vote for the election of directors.

SECTION 12. <u>Action by Written Consent</u>. Any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting if all the directors consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors.

ARTICLE III

Committees

SECTION 1. <u>Appointment</u>. From time to time the Board of Directors by a resolution adopted by a majority of the entire Board may appoint any committee or committees for any purpose or purposes, to the extent lawful, which shall have powers as shall be determined and specified by the Board of Directors in the resolution of appointment.

SECTION 2. <u>Procedures, Quorum and Manner of Acting</u>. Each committee shall fix its own rules of procedure, and shall meet where and as provided by such rules or by resolution of the Board of Directors. Except as otherwise provided by law, the presence of a majority of the then appointed members of a committee shall constitute a quorum for the transaction of business by that committee, and in every case where a quorum is present the affirmative vote of a majority of the members of the committee present shall be the act of the committee. Each committee shall keep minutes of its proceedings, and actions taken by a committee shall be reported to the Board of Directors.

SECTION 3. <u>Action by Written Consent</u>. Any action required or permitted to be taken at any meeting of any committee of the Board of Directors may be taken without a meeting if all the members of the committee consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the committee.

SECTION 4. <u>Term; Termination</u>. In the event any person shall cease to be a director of the Corporation, such person shall simultaneously therewith cease to be a member of any committee appointed by the Board of Directors.

ARTICLE IV

Officers

SECTION 1. <u>Election and Qualifications</u>. The Board of Directors shall elect the officers of the Corporation, which shall include a President and a Secretary, and may include, by election or appointment, one or more Vice-Presidents (any one or more of whom may be given an additional designation of rank or function), a Treasurer and such assistant secretaries, such Assistant Treasurers and such other officers as the Board of Directors may from time to time deem proper. Each officer shall have such powers and duties as may be prescribed by these Bylaws and as may be assigned by the Board of Directors or the President.

SECTION 2. <u>Term of Office and Remuneration</u>. The term of office of all officers shall be one year and until their respective successors have been elected and qualified, but any officer may be removed from office, either with or without cause, at any time by the Board of Directors. Any vacancy in any office arising from any cause may be filled for the unexpired portion of the term by the Board of Directors. The remuneration of all officers of the Corporation may be fixed by the Board of Directors or in such manner as the Board of Directors shall provide.

SECTION 3. Resignation; Removal. Any officer may resign at any time upon written notice to the Corporation and such resignation shall take effect upon receipt thereof by the President or Secretary, unless otherwise specified in the resignation. Any officer shall be subject to removal, with or without cause, at any time by vote of a majority of the entire Board.

SECTION 4. Chairman of the Board of Directors. The Chairman of the Board of Directors, if there be one, shall preside at all meetings of the Board of Directors and shall have such other powers and duties as may from time to time be assigned by the Board of Directors.

SECTION 5. President. The President shall be the chief executive officer of the Corporation, and shall have such duties as customarily pertain to that office. The President shall have general management and supervision of the property, business and affairs of the Corporation and over its other officers; may appoint and remove assistant officers and other agents and employees; and may execute and deliver in the name of the Corporation powers of attorney, contracts, bonds and other obligations and instruments.

SECTION 6. Vice-President. A Vice-President shall have such authority as from time to time may be assigned by the Board of Directors or the President.

SECTION 7. Treasurer. The Treasurer shall have such duties as may be assigned by the Board of Directors or the President.

SECTION 8. Secretary. The Secretary shall attend meetings of the stockholders and the Board of Directors and record all the proceedings of such meetings in a book to be kept for that purpose, shall have custody of the corporate seal of the corporation with authority to affix the same to any instrument or document requiring it, and, when so affixed, it may be attested by his signature, or shall have such other duties as may be assigned by the Board of Directors or the President.

SECTION 9. Assistant Officers. Any assistant officer shall have such powers and duties of the officer such assistant officer assists as such officer or the Board of Directors shall from time to time prescribe.

ARTICLE V

Books and Records

SECTION 1. Location. The books and records of the Corporation may be kept at such place or places within or outside the State of Florida as the Board of Directors or the respective officers in charge thereof may from time to time determine. The record books containing the names and addresses of all stockholders, the number and class of shares of stock held by each and the dates when they respectively became the owners of record thereof shall be kept by the Secretary as prescribed in the Bylaws and by such officer or agent as shall be designated by the Board of Directors.

SECTION 2. Addresses of Stockholders. Notices of meetings and all other corporate notices may be delivered personally or mailed to each stockholder at the stockholder's address as it appears on the records of the Corporation.

SECTION 3. Fixing Date for Determination of Stockholders of Record. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(a) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in this State, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by this chapter, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(b) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

ARTICLE VI

Certificates Representing Stock

SECTION 1. Certificates; Signatures. The shares of the Corporation shall be represented by certificates, provided that the Board of Directors of the Corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated. Any such resolution shall not apply to stock represented by a certificate until such certificate is surrendered to the Corporation. Notwithstanding the adoption of such a resolution by the Board of Directors, every holder of stock represented by certificates and upon request every holder of uncertificated stock shall be entitled to have a certificate, signed by or in the name of the Corporation by the Chairman or Vice-Chairman of the Board of Directors, or the President or Vice-President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Corporation, representing the number of shares registered in certificate form. Any and all signatures on any such certificate may be facsimiles. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue. The name of the holder of record of the stock represented thereby, with the number of such stock and the date of issue, shall be entered on the books of the Corporation.

SECTION 2. <u>Transfers of Stock</u>. Upon compliance with provisions restricting the transfer or registration of transfer of stock, if any, shares of capital stock shall be transferable on the books of the Corporation only by the holder of record thereof in person, or by duly authorized attorney, upon surrender and cancellation of certificates for a like number of shares, properly endorsed, and the payment of all taxes due thereon.

SECTION 3. <u>Fractional Shares</u>. The Corporation may, but shall not be required to, issue certificates for fractions of a share where necessary to effect authorized transactions, or the Corporation may pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined, or it may issue scrip in registered or bearer form over the manual or facsimile signature of an officer of the Corporation or of its agent, exchangeable as therein provided for full shares, but such scrip shall not entitle the holder to any rights of a stockholder except as therein provided.

The Board of Directors shall have power and authority to make all such rules and regulations as it may deem expedient concerning the issue, transfer and registration of certificates representing stock of the Corporation.

SECTION 4. <u>Lost, Stolen or Destroyed Certificates</u>. The Corporation may issue a new stock certificate in place of any certificate, theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Board of Directors may require the owner of any lost, stolen or destroyed stock certificate, or his legal representative, to give the Corporation a bond sufficient to indemnify the Corporation against any claim that may be made against it on account of the alleged loss, theft or destruction of any such stock certificate or the issuance of any such new stock certificate.

ARTICLE VII

Dividends

Subject always to the provisions of law and the Certificate of Incorporation, the Board of Directors shall have full power to determine whether any, and, if any, what part of any, funds legally available for the payment of dividends shall be declared as dividends and paid to stockholders; the division of the whole or any part of such funds of the Corporation shall rest

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wholly within the lawful discretion of the Board of Directors, and it shall not be required at any time, against such discretion, to divide or pay any part of such funds among or to the stockholders as dividends or otherwise; and before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, thinks proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the Board of Directors shall think conducive to the interest of the Corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE VIII

Ratification

Any transaction, questioned in any law suit on the ground of lack of authority, defective or irregular execution, adverse interest of director, officer or stockholder, non-disclosure, miscomputation, or the application of improper principles or practices of accounting, may be ratified before or after judgment, by the Board of Directors or by the stockholders, and if so ratified shall have the same force and effect as if the questioned transaction had been originally duly authorized. Such ratification shall be binding upon the Corporation and its stockholders and shall constitute a bar to any claim or execution of any judgment in respect of such questioned transaction.

ARTICLE IX

Corporate Seal

The corporate seal shall have inscribed thereon the name of the Corporation and the year of its incorporation, and shall be in such form and contain such other words and/or figures as the Board of Directors shall determine. The corporate seal may be used by printing, engraving, lithographing, stamping or otherwise making, placing or affixing, or causing to be printed, engraved, lithographed, stamped or otherwise made, placed or affixed, upon any paper or document, by any process whatsoever, an impression, facsimile or other reproduction of said corporate seal.

ARTICLE X

Fiscal Year

The fiscal year of the Corporation shall be fixed, and shall be subject to change, by the Board of Directors. Unless otherwise fixed by the Board of Directors, the fiscal year of the Corporation shall begin at January 1st and shall end at December 31st.

ARTICLE XI

Waiver of Notice

Whenever notice is required to be given by these Bylaws or by the Certificate of Incorporation or by law, a written waiver thereof, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent to notice.

ARTICLE XII

Bank Accounts, Drafts, Contracts, Etc.

SECTION 1. Bank Accounts and Drafts. In addition to such bank accounts as may be authorized by the Board of Directors, the primary financial officer or any person designated by said primary financial officer, whether or not an employee of the Corporation, may authorize such bank accounts to be opened or maintained in the name and on behalf of the Corporation as he may deem necessary or appropriate, payments from such bank accounts to be made upon and according to the check of the Corporation in accordance with the written instructions of said primary financial officer, or other person so designated by the Treasurer.

SECTION 2. Contracts. The Board of Directors may authorize any person or persons, in the name and on behalf of the Corporation, to enter into or execute and deliver any and all deeds, bonds, mortgages, contracts and other obligations or instruments, and such authority may be general or confined to specific instances.

SECTION 3. Proxies; Powers of Attorney; Other Instruments. The Chairman, the President or any other person designated by either of them shall have the power and authority to execute and deliver proxies, powers of attorney and other instruments on behalf of the Corporation in connection with the rights and powers incident to the ownership of stock by the Corporation. The Chairman, the President or any other person authorized by proxy or power of attorney executed and delivered by either of them on behalf of the Corporation may attend and vote at any meeting of stockholders of any company in which the Corporation may hold stock, and may exercise on behalf of the Corporation any and all of the rights and powers incident to the ownership of such stock at any such meeting, or otherwise as specified in the proxy or power of attorney so authorizing any such person. The Board of Directors, from time to time, may confer like powers upon any other person.

SECTION 4. Financial Reports. The Board of Directors may appoint the primary financial officer or other fiscal officer to cause to be prepared and furnished to stockholders entitled thereto any special financial notice and/or financial statement, as the case may be, which may be required by any provision of law.

ARTICLE XIII

Amendments

These Bylaws may be amended, or repealed and new Bylaws made, by the stockholders or the Board of Directors.

EXHIBIT C
SUBSCRIPTION AGREEMENT

BLUE MAHOE CAPITAL CARIBBEAN INC
SUBSCRIPTION AGREEMENT
(Including investment representations)

IMPORTANT: This document contains significant representations.
Please read carefully before signing.

Blue Mahoe Capital Caribbean Inc
Attn: David Mullings
6000 Metrowest Blvd / Suite 206
Orlando, FL 32835

Ladies and Gentlemen:

I commit and subscribe to purchase from BLUE MAHOE CAPITAL CARIBBEAN INC, a Florida Corporation (the "Company") "Common Shares" in the dollar amount set forth below and upon the terms and conditions set forth herein.

I understand that this Subscription Agreement is conditioned upon Company's acceptance of subscriptions. If this Subscription Agreement has been accepted, the Common Shares subscribed to hereby shall be issued to me in the form of shares.

With respect to such purchase, I hereby represent and warrant to you that:

1 Residence.

I am a bona fide resident of (or, if an entity, the entity is domiciled in) the state set forth on my signature page.

2 Subscription.

a. I hereby subscribe to purchase the number of Common Shares set forth below, and to make capital contributions to the Company in the amounts set forth below, representing the purchase price for the Common Shares subscribed.

   Principal Amount of Common Shares...(1)

   (1) A minimum purchase of $100, is required for individual investors. Amounts may be subscribed for in $100 increments.

b. I have funded my purchase via ACH, wire transfer or I am enclosing a check made payable to **"SILICON PRAIRIE PORTAL & EXCHANGE FBO BLUE MAHOE CAPITAL CARIBBEAN INC"** in an amount equal to 100% of my total subscription amount.

   Portal Transaction ID (TXID)...

c. I acknowledge that this subscription is contingent upon acceptance by the Company, and that the Company has the right to accept or reject subscriptions in whole or in part.

3   Representations of Investor.

In connection with the sale of the Common Shares to me, I hereby acknowledge and represent to the Company as follows: I hereby acknowledge receipt of a copy of the FORM-C, dated on or about 2026-05-20, (the "Memorandum"), relating to the offering of the Common Share.

a. I have carefully read the Memorandum, including the section entitled "Risks Factors", and have relied solely upon the Memorandum and investigations made by me or my representatives in making the decision to invest in the Company. I have not relied on any other statement or printed material given or made by any person associated with the offering of the Common Shares.

b. I have been given access to full and complete information regarding the Company (including the opportunity to meet with the Chairman, President and Chief Executive Officer of the Company and review all the documents described in the Memorandum and such other documents as I may have requested in writing) and have utilized such access to my satisfaction for the purpose of obtaining information in addition to, or verifying information included in, the Memorandum.

c. I am experienced and knowledgeable in financial and business matters, capable of evaluating the merits and risks of investing in the Common Shares, and do not need or desire the assistance of a knowledgeable representative to aid in the evaluation of such risks (or, in the alternative, I have used a knowledgeable representative in connection with my decision to purchase the Common Shares).

d. I understand that an investment in the Common Shares is highly speculative and involves a high degree of risk. I believe the investment is suitable for me based on my investment objectives and financial needs. I have adequate means for providing for my current financial needs and personal contingencies and have no need for liquidity of investment with respect to the Common Shares. I can bear the economic risk of an investment in the Common Shares for an indefinite period of time and can afford a complete loss of such investment.

e. I understand that there may be no market for the Common Shares, that there are significant restrictions on the transferability of the Common Shares and that for these and other reasons, I may not be able to liquidate an investment in the Common Shares for an indefinite period of time.

f. I have been advised that the Common Shares have not been registered under the Securities Act of 1933, as amended ("Securities Act"), or under applicable state securities laws ("State Laws"), and are offered pursuant to exemptions from registration under the Securities Act and the State Laws. I understand that the Company's reliance on such exemptions is predicated in part on my representations to the Company contained herein.

g. I understand that I am not entitled to cancel, terminate or revoke this subscription, my capital commitment or any agreements hereunder and that the subscription and agreements shall survive my death, incapacity, bankruptcy, dissolution or termination.

h. I understand that capital contributions to the Company will not be returned after they are paid.

4 Investment Intent; Restrictions on Transfer of Securities.

a. I understand that (i) there may be no market for the Common Shares, (ii) the purchase of the Common Shares is a long-term investment, (iii) the transferability of the Common Shares is restricted, (iv) the Common Shares may be sold by me only pursuant to registration under the Securities Act and State Laws, or an opinion of counsel that such registration is not required, and (v) the Company does not have any obligation to register the Common Shares.

b. I represent and warrant that I am purchasing the Common Shares for my own account, for long term investment, and without the intention of reselling or redistributing the Common Shares. The Common Shares are being purchased by me in my name solely for my own beneficial interest and not as nominee for, on behalf of, for the beneficial interest of, or with the intention to transfer to, any other person, trust, or organization, and I have made no agreement with others regarding any of the Common Shares. My financial condition is such that it is not likely that it will be necessary for me to dispose of any of the Common Shares in the foreseeable future.

c. I am aware that, in the view of the Securities and Exchange Commission, a purchase of securities with an intent to resell by reason of any foreseeable specific contingency or anticipated change in market values, or any change in the condition of the Company or its business, or in connection with a contemplated liquidation or settlement of any loan obtained for the acquisition of any of the Common Shares and for which the Common Shares were or may be pledged as security would represent an intent inconsistent with the investment representations set forth above.

d. I understand that any sale, transfer, pledge or other disposition of the Common Shares by me (i) may require the consent of the Chairman, President and Chief Executive Officer of the Company, (ii) will require conformity with the restrictions contained in this Section 4, and (iii) may be further restricted by a legend placed on the instruments or certificate(s) representing the securities containing substantially the following language:

> "The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, or applicable state securities laws and may not be sold, offered for sale, or transferred except pursuant to either an effective registration statement under the Securities Act of 1933, as amended, and under the applicable state securities laws, or an opinion of counsel for the Company that such transaction is exempt from registration under the Securities Act of 1933, as amended, and under the applicable state securities laws. The transfer or encumbrance of the securities represented by this certificate is subject to substantial restrictions."

5 Additional Representations of Investor.

In connection with the sale of the shares to me, I further represent and warrant to the Company as follows:

a. Individual Investor Only. I am of legal age in my state of residence and have legal capacity to execute, deliver and perform my obligations under this Subscription Agreement and the shares. The Subscription Agreement and the shares are my legal, valid and binding obligations, enforceable against me in accordance with their respective terms.

b. Entity Investor Only. The undersigned is a duly organized, formed or incorporated, as the case may be, and is validly existing and in good standing under the laws of its jurisdiction of incorporation, organization or formation. The undersigned has all requisite power and authority to execute, deliver and perform its obligations under this Subscription Agreement and the shares and to subscribe for and purchase the shares subscribed hereunder. The undersigned will deliver all documentation with respect to its formation, governance and authorization to purchase the shares as may be requested by the Company. Execution, delivery and performance of this Subscription Agreement and the shares by the undersigned have been authorized by all necessary corporate, limited liability company or other action on its behalf, and the Subscription Agreement and the shares are its legal, valid and binding obligations, enforceable against the undersigned in accordance with their respective terms.

c. I desire to invest in the shares for legitimate, valid and legal business and/or personal reasons and not with any intent or purpose to violate any law or regulation. The funds to be used to invest in the shares are derived from legitimate and legal sources, and neither such funds nor any investment in the shares (or any proceeds thereof) will be used by me or by any person associated with me to finance any terrorist or other illegitimate, illegal or criminal activity. I acknowledge that, due to anti-money laundering regulations, the Company may require further documentation verifying my identity and the source of funds used to purchase the shares.

If the undersigned is an entity: The undersigned has in place, and shall maintain, an appropriate anti-money laundering program that complies in all material respects with all applicable laws, rules and regulations (including, without limitation, the USA PATRIOT ACT of 2001) and that is designed to detect and report any activity that raises suspicion of money laundering activities. The undersigned have obtained all appropriate and necessary background information regarding its officers, directors and beneficial owners to enable the undersigned to comply with all applicable laws, rules and regulations respecting anti-money laundering activities.

d. I did not derive any payment to the Company from, or related to, any activity that is deemed criminal under United States law.

e. I understand that the Company is relying on the accuracy of the statements contained in this Subscription Agreement in connection with the sale of the shares to me, and the shares would not be sold to me if any part of this Subscription Agreement were untrue. The Company may rely on the accuracy of this Subscription Agreement in connection with any matter relating to the offer or sale of the shares.

f. If any statement contained in this Subscription Agreement becomes, for any reason, inaccurate, I shall immediately notify the Company and I understand and acknowledge that the continued accuracy of the statements contained in this Subscription Agreement are of the essence to the Company's sale of the shares to me.

g. I acknowledge and agree that any approval or consent of a shares holder required under the shares may be provided by a signature page delivered or provided electronically, whether by e-signature, facsimile, DocuSign, electronic mail in portable delivery format or other similar means. I further acknowledge that the Company may rely on the contact information I have provided in this Subscription Agreement, including for purposes of confirming that information has been delivered to me or that responses received from me are in fact from me.

6 Investor Qualifications.

I represent and warrant as follows (Answer Part a, b or c, as applicable. Please check all applicable items):

   a. **Accredited Investor – Individuals.** I am an INDIVIDUAL and:

     ☐ i.   I have a net worth, or a joint net worth together with my spouse, in excess of $1,000,000, excluding the value of my primary residence.

     ☐ ii.   I had an individual income in excess of $200,000 in each of the prior two years and reasonably expect an income in excess of $200,000 in the current year.

     ☐ iii. I had joint income with my spouse in excess of $300,000 in each of the prior two years and reasonably expect joint income in excess of $300,000 in the current year.

     ☐ iv. I hold one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65)[2]

     ☐ v.   I am a director or executive officer of BLUE MAHOE CAPITAL CARIBBEAN INC

     [2] This item shall only be a valid method of accreditation as an "accredited" investor under Rule 501(a) of Regulation D promulgated under the Securities Act, on or after December 8, 2020, as set in forth in SEC Release Nos. 33 10824 and 34-89669, File No. S7-24-19.

   b. **Accredited Investor – Entities.** The undersigned is an ENTITY and:

     ☐ i.   The undersigned hereby certifies that all of the beneficial equity owners of the undersigned qualify as accredited individual investors by meeting one of the tests under items (a)(i) through (a)(v) above. Please indicate the name of each equity owner and the applicable test:

     ☐ ii.   The undersigned is a bank or savings and loan association as defined in Sections 3(a)(2) and 3(a)(5)(A), respectively, of the Securities Act either in its individual or fiduciary capacity.

     ☐ iii. The undersigned is a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended.

     ☐ iv. The undersigned is an insurance company as defined in Section 2(13) of the Securities Act.

     ☐ v.   The undersigned is an investment company registered under the Investment Company Act of 1940 or a business development company as defined therein, in Section 2(a)(48).

     ☐ vi. The undersigned is a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.

     ☐ vii. The undersigned is an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 and one or more of the following is true (check one or more, as applicable):

          ☐ (1) the investment decision is made by a plan fiduciary, as defined therein, in Section 3(21), which is either a bank, savings and loan association, insurance company, or registered investment adviser;

          ☐ (2) the employee benefit plan has total assets in excess of $5,000,000; or

          ☐ (3) the plan is a self-directed plan with investment decisions made solely by persons who are "accredited investors" as defined under therein.

     ☐ viii. The undersigned is a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.

     ☐ ix. The undersigned has total assets in excess of $5,000,000, was not formed for the specific purpose of acquiring Common Shares and one or more of the following is true (check one or more, as applicable):

          ☐ (1) an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended;

          ☐ (2) a corporation;

          ☐ (3) a Massachusetts or similar business trust;

          ☐ (4) a partnership; or

          ☐ (5) a limited liability company.

□   x.   The undersigned is a trust with total assets exceeding $5,000,000, which is not formed for the specific purpose of acquiring Common Shares and whose purpose is directed by a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the investment in the Common Shares.

□   xi.   The undersigned is a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000

□   xii.   The undersigned is an investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state.

□   xiii.   The undersigned is an investment adviser relying on the exemption from registering with the SEC under section 203(l) or (m) of the Investment Advisers Act of 1940.

□   xiv.   The undersigned is a Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act.

□   xv.   The undersigned is an entity, of a type not listed in items (b)(i) to (b)(xiv) above or b(xvi) to b(xviii) below, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000

□   xvi.   The undersigned is a "family office," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1): (1) with assets under management in excess of $5,000,000, (2) that is not formed for the specific purpose of acquiring the securities offered, and (3) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment.

□   xvii.   The undersigned is a "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1), of a family office meeting the requirements in item (b)(xvi) above and whose prospective investment in the issuer is directed by such family office pursuant to paragraph(b)(xvi)(3) above.

□   xviii.   The undersigned is a revocable trust where each grantor of the trust is an accredited investor meeting one or more of the individual accredited investor tests under items (a)(i) through (a)(v) above and the person who makes investment decisions for the undersigned is an accredited investor under any one or more of tests under items (a)(i) through (a)(iv) or items (b)(i) through (b)(xvii).

c. **Non-Accredited Investors.**

□   The undersigned cannot make any of the foregoing representations and is therefore not an accredited investor; that the information regarding my income, networth and outside investments provided to the portal are true and correct.

7   Miscellaneous.

a. I agree to furnish any additional information that the Company or its counsel deem necessary in order to verify the responses set forth above.

b. I understand the meaning and legal consequences of the agreements, representations and warranties contained herein. I agree that such agreements, representations and warranties shall survive and remain in full force and effect after the execution hereof and payment for the Common Shares. I further agree to indemnify and hold harmless the Company, and each current and future member of the Company from and against any and all loss, damage or liability due to, or arising out of, a breach of any of my agreements, representations or warranties contained herein.

c. This Subscription Agreement shall be construed and interpreted in accordance with Minnesota law without regard to the principles regarding conflicts of law.

SIGNATURE PAGE FOR INDIVIDUALS

Dated: ______________________

Dated: ______________________

____
Signature

____
Signature of Second Individual, if applicable

____
Name (Typed or Printed)

____
Name (Typed or Printed)

____
Social Security Number

____
Social Security Number

____
Telephone Number

____
Telephone Number

____
Residence Street Address

____
Residence Street Address

____
City, State & Zip Code
(Must be same state as in Section 1)

____
City, State & Zip Code
(Must be same state as in Section 1)

____
Mailing Address
(Only if different from residence address)

____
Mailing Address
(Only if different from residence address)

____
City, State & Zip Code

____
City, State & Zip Code

____
Email address

____
Email address

Individual Subscriber Type of Ownership:

The Common Shares subscribed for are to be registered in the following form of ownership:

☐ Individual Ownership

☐ Joint Tenants with Right of Survivorship (both parties must sign). Briefly describe the relationship between the parties (e.g., married) :

☐ Tenants in Common (both parties must sign). Briefly describe the relationship between the parties (e.g., married) :

Source of Funds

☐ Cash ☐ CD ☐ Liquidation ☐ Margin or Bank Loan ☐ Money Market ☐ Other

SIGNATURE PAGE FOR TRUSTS AND ENTITIES

Dated: _____

_____   _____
Name of Entity (Typed or Printed)   Telephone Number

_____   _____
Signature of Authorized Person   Entity's Tax Identification Number

,_____   _____
Name & Title (Typed or Printed) of Signatory   Contact Person (if different from Signatory)

_____   _____
Principal Executive Office Address   Mailing Address
                                            (If different from principal executive office)

_____   _____
City, State & Zip Code   City, State & Zip Code
(Must be same state as in Section 1)

_____   _____
Email address   Email address

Entity Subscriber Type of Ownership:

The Common Shares subscribed for are to be registered in the following form of ownership (check one):

☐   Partnership

☐   Limited Liability Company

☐   Corporation

☐   Trust or Estate (Describe, and enclose evidence of authority :

☐   IRA Trust Account

☐   Other (Describe) :

ACCEPTANCE

This Subscription Agreement is accepted by BLUE MAHOE CAPITAL CARIBBEAN INC on

As to: the principal amount in Common Shares set forth in Item 2.a.; or Common Shares.

BLUE MAHOE CAPITAL CARIBBEAN INC

By: . . . .
Name: David Mullings
Its: Chairman, President and Chief Executive Officer

Counterpart Signature Page to Bylaws of Blue Mahoe Capital Caribbean Inc

IN WITNESS WHEREOF, the undersigned hereby executes this counterpart signature page to the Bylaws of Blue Mahoe Capital Caribbean Inc, as the same may be amended from time to time, and hereby authorizes Blue Mahoe Capital Caribbean Inc to attach this counterpart signature page to the Bylaws as executed by the other parties thereto.

_____

Signature

_____

Name (Typed or Printed)

_____

Signature of Second Individual, if applicable

_____

Name (Typed or Printed)